Exhibit 99.1



2022

Environmental, Social and Governance Report

KANZHUN LIMITED

Table of Contents

About the Report

The Report is released by KANZHUN LIMITED (hereinafter "KANZHUN", "We", or the "Company"), aiming to present, on an objective and fair basis, the Environmental, Social and Governance ("ESG") performance and practices of the Company in 2022. It is recommended to read the section on governance in conjunction with the *Corporate Governance* in the 2022 Annual Report.

Preparation Basis

The Report is prepared in accordance with *the Environmental, Social and Governance Reporting Guide* (the "ESG Reporting Guide") set out in Appendix 27 to *the Main Board Listing Rules* on the Stock Exchange of Hong Kong Limited (the "HKEx"). The Report also leverages reporting frameworks and standards such as the National Association of Securities Dealers Automated Quotations (the "NASDAQ") ESG Reporting Guide 2.0, the Global Reporting Initiative Standards ("GRI Standards"), and the United Nations Sustainable Development Goals ("UN SDGs"), aiming to systematically reflect KANZHUN's performance in all relevant aspects and respond to the concerns of various stakeholders.

Reporting Principles

In preparing this ESG Report, the principles of "Materiality", "Quantitative", "Balance", and "Consistency" are applied to define the content of the Report and how the information is presented.

Materiality: During the preparation of this Report, the Group has identified the main stakeholders and key ESG issues of their concern and made targeted disclosure according to their relative materiality. For more information on materiality assessment, please refer to the sections "Stakeholder Engagement" and "Materiality Assessment" below.

Quantitative: This Report adopts quantitative information to disclose the key performance indicators ("KPI") in the environmental and social aspects. The measurement standards, methods, hypothesis and/or calculation tools, and the source of conversion coefficient used for the KPIs are explained in their respective paragraphs.

Balance: The purpose of this Report is to present both positive and negative ESG information and performance of the Company in a transparent and objective manner, including six major areas of corporate governance standardization, product and service optimization, employee growth promotion, green development practices, building a sustainable supply chain and community care delivery.

Consistency: The data disclosed in this Report adopts the statistical method consistent with previous years, with individual changes explained to ensure consistency.

Reporting Scope

The scope of the disclosure in this Report includes the ESG performance of KANZHUN LIMITED and its subsidiaries. Unless otherwise specified, this Report covers the period from 1 January 2022 to 31 December 2022 (the "current year", "reporting period" or "2022"). To maintain information consistency, some of the disclosures may also cover other time periods. The information and data included in this Report are sourced from public data of government departments, internal documents and statistical reports of the Company, third-party questionnaires, etc.

Access to this Report

The electronic copy of this Report can be accessed and downloaded on our Investor Relations website (https://ir.zhipin.com) and the website of the HKEx Exchange (www.hkex.com.hk). We welcome feedback from our readers, and please contact us at ir@kanzhun.com for any questions or comments that arise. This Report is available in Chinese and English versions. Should there be any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

Data Description

Financial data in this Report are denominated in RMB. In the event of any discrepancy in financial data between this Report and the Company's annual financial statement, the latter shall prevail.

About Us

Company Profile

Founded in 2014, KANZHUN LIMITED is a leading online recruitment platform in China and the pioneer of the "Direct Recruitment Model". The Company listed on NASDAQ in 2021 and on Hong Kong Stock Exchange in 2022. We have accumulated extensive industry experience, developing unique insights into the market, business environment and customer requirements. We introduced the innovative "Direct Recruitment Model" to provide job-seeking and recruiting services for the full spectrum of users through the interactive BOSS Zhipin mobile App, website and WeChat mini programs, energizing China's online recruitment industry.

After years of development, BOSS Zhipin grew into the largest online recruitment platform in China in terms of monthly active users ("MAU"). For the twelve months that ended 31 December 2022 (update all the date format), the average MAU on the BOSS Zhipin App reached 28.7 million. We have a large and fast-growing talent pool with users covering a wide variety of job seekers, including white-collar users, gold-collar users, blue-collar users, and college students, as well as users from companies of different sizes across a broad range of industries, covering business owners and recruitment professionals. We respect job seekers highly and are committed to gaining more say for job seekers in the talent market, providing efficient, direct, and convenient services in the recruitment cycle and bringing more job opportunities to job seekers. We also assist enterprise users in reaching out to a large and diverse group of job seekers to further improve recruitment efficiency.

Underpinned by our robust recommendation system, our data insights on jobs and user preferences translate to more accurate job and candidate matching results and better user experience, thereby attracting more job seekers. Leveraging our unique business model and robust technical architecture, we believe these will pave the way for us to build sustainable advantages in the industry and continue to drive our strong growth at scale.

Our Business Model & Network Effect


Higher Accuracy
Better Experience
More Choices
More Data Insights
Innovative Technology
More Job Seekers
High-quality Services
More Employers
More Interaction
More Opportunities

Honors & Recognition

Time	Details
February 2022	As the exclusive supplier providing official human resources services for the 2022 Beijing Winter Olympic Games and the Winter Paralympic Games, the Company surveyed the talent development in China's ice-snow industry, left a significant view for the Olympic Winter Games in the field of employment promotion, and participated in the placement for the Committee staff after the Game to enlarge the channel for the delivery of various professional talents in the post-Winter Olympics era
June 2022	The Company obtained the 2022 annual National Information System Security Level Protection Level 3 Certification
September 2022	The Company obtained the certification of "Data Security Management Capability" issued by the TL Certification Center of the China Academy of Information and Communications Technology

Honors & Recognition (Continued)

Time	Details
October 2022	For the second consecutive year, the Company has been listed in "2022 China's Top 500 Enterprises in Philanthropic Investment" series and was honored as "2022 China's Top 500 Enterprises in Philanthropic Investment", "2022 China's Top 500 Service Enterprises in Philanthropic Investment", "2022 China's Top 500 Private Enterprises in Philanthropic Investment", and "2022 China's Top 500 High-Tech Enterprises in Philanthropic Investment"
November 2022	The Company ranked 17th on the list of "2022 Top 100 Enterprises in China's Internet Enterprises' Comprehensive Competence" by the Internet Society of China, with "social contribution" as an important selection indicator
December 2022	The Company was awarded the "2021-2022 Self-discipline Contribution and Public Benefit Award in China Internet Industry" by the Internet Society of China
December 2022	The Company has received thank-you letters from important cooperation organizations and institutions such as the Center for Student Services and Development, Ministry of Education of P.R. China, Ministry of Industry and Information Technology of P.R. China, All-China Federation of Industry & Commerce Talent Exchange and Service Center, TL Terminal Laboratory of China Academy of Information and Communications Technology, China Federation of Internet Societies, Chinese Institute of Electronics and so on
January 2023	The Company was awarded the "2022 Business Support Contribution Award" by the Internet Society of China
January 2023	On behalf of the Company, Career Science Lab (CSL) actively participated in the formulation of international and domestic industry standards, successively participated in the IEEE P3154 (Recommended Practice for the Application of Knowledge Graphs for Talent Services) industry standards, and the national industry standards working group of China Communications Standards Association on "Technical Requirements for Intelligent Talent Service and Management System", worked together with industry partners to promote standardization construction in the fields of technology ethics, service fairness, data security, and other aspects of intelligent talent service scenarios, and strived to create a healthy and sustainable technology ecosystem towards the labor market

ESG Highlights in 2022

Corporate Governance

• The Company's current Board of Directors (the "Board") includes one female director

• Board members have diverse educational backgrounds in computer studies, law, electronic engineering, finance and other fields, expertise in risk management and auditing and other areas, as well as extensive industry experiences on the internet, human resource services and capital markets

• All employees have participated in the anti-bribery and anti-corruption training

• The *BOSS Zhipin's Behavior Management Rules for Employee of Business Section* has covered 100% of the business departments

• 100% of suppliers have signed our *Integrity Agreement*

Environmental Protection

• By leveraging the uniqueness of our business, we reduce greenhouse gas emissions from travel and interview commuting due to traditional interviews between job seekers and employers for face-to-face recruitment and interviews, as well as reduce the use of paper for job announcements, CVs and job offers

• In 2022, Shenzhen Branch purchased a Renewable Energy Certificate to invest indirectly in the construction of wind energy projects, enabling the Branch to achieve carbon neutrality at the operational level in 2021

• Beijing Huapin Borui Network Technology Co., Ltd. obtained the ISO14001 Environmental Management System Certification in 2022

• Install water-use efficient facilities in compliance with Domestic Water Saving Devices requirements and actively engage in waste sorting and recycling measures

Caring for People

• Full-time female employees accounted for 48.77%, of which 40.26% were women in management

• 100% coverage of pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, and housing provident fund, as well as supplemental commercial medical insurance for full-time employees

• Staff training coverage rate reached 100%, with 92.54 hours of training per employee

• Established a Psychological Service Care Center ("PSCC"), conducted 62 counseling group sessions, covering 610 attendees and providing individual counseling 132 times

• Fire safety training and workplace safety hazard inspection training were conducted for safety officers at the Beijing headquarters

User Trust

• As of 31 December 2022, our number of verified job seekers, verified enterprise users, and verified enterprises reached 121 million, 19.2 million, and 10.1 million, respectively.

• By the end of 2022, the Company had a research and development team composed of 1,444 employees, research and development expense accounting for 26.2% of total revenue during the same period

• As of 31 December 2022 , the Company had 612 registered trademarks, 95 patents (including invention patents and design patents), and 71 software copyright registrations

• In 2022, a total of 24 phishing drills, 4 security incident response drills and 3 offensive and defensive drills were conducted to continuously improve the safety awareness of all staff

• Customer service team has achieved a within 2 hours response for user complaints and within 1 working day to complete the complaint case

Sustainable Supply Chain

• Incorporating environmental protection into the consideration of supplier selection and evaluation, and reviewing suppliers' environmental-related qualification certificates, such as ISO14001 Environmental Management System Certification, CQC China Environmental Protection Product Certification, GREENGUARD Certification

Philanthropy

• We have served 121,000 job seekers with disabilities and inspired 48,000 companies from 332 cities across China to post 57,000 jobs for people with disabilities

• We have donated RMB 2 million of emergency relief funds and epidemic prevention materials worth RMB 1.5 million

• We have launched the "Zhizhi public welfare" activity and united the theme actions to protect the ecological environment and biological diversity

Standardized Corporate Governance

The Company strictly abides by applicable laws, regulations, and listing rules such as the *Company Law of the People's Republic of China*, the *Securities and Exchange Act of the United States*, the *Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited*. We have established a corporate governance mechanism with clear lines of authority and responsibility and rigorous organization. We are committed to guiding the Company to operate in good faith and compliance through high standards of corporate governance, effectively controlling risks, achieving continuous improvement of corporate value, ensuring the stable and healthy development of the Company, and safeguarding the long-term interests of all shareholders.

Composition of the Board of Directors

The Board of Directors is the highest decision-making body of the Company, with the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee thereunder. The Board of Directors and its committees are responsible for making the strategic directions and overall strategies of the Company, overseeing the work and business performance of the management and the operational and financial performance of the Company, and ensuring that the effective measures for risk management and internal control could operate stably over the long-term. The Board of Directors has delegated

the oversight of ESG matters to the Audit Committee, which is detailed under the "ESG Governance" section. For information on the membership and activities of the Committees of the Board of Directors and the compensation of our directors and senior management, please refer to the Annual Report for the fiscal year 2022. The corporate governance structure, the charter of the Board of Directors and other details on corporate governance are posted on the Company's website[1] .

The Company consists of nine directors, including three non-executive independent directors accounting for one-third of the Board. The chairmen and all members of the Audit Committee and Corporate Governance Committee are independent non-executive directors, and the chairman and two thirds of the members of the Compensation Committee and the Nominating Committee are independent non-executive directors. Our governance structure leverages the role of professional committees to ensure the independence of major decisions, thereby protecting the long-term interests of our shareholders and the Company.

A diversified board could improve the level of corporate decision-making in business strategies and risk prevention and control from a more comprehensive and integrated perspective and concept so as to improve the effectiveness of the Board's performance. We consider

(1) For corporate governance related content, please refer to the Company's website (https://ir.zhipin.com/corporate-governance) and the corporate governance section in 2022 annual report (https://ir.zhipin.com/financial-reports/hkex-filings)

the diversity of the Board (including gender diversity) as a key factor in maintaining our competitive advantages, attracting diverse talents, and retaining and motivating our employees. The Company has established a Board Diversity Policy. When reviewing and evaluating director candidates, the Nominating Committee will consider a number of factors, including but not limited to gender, experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Committee considers appropriate in the context of the needs of the Board. The Committee review annually with the Board's structure, size, and composition of the Board as a whole and recommends, if necessary, measures to be taken so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole. The members of the Board have diverse educational backgrounds in computer, finance, law, and electrical engineering, finance, as well as professional competencies in risk management and auditing and extensive industry experience in the internet and human resources services. In addition, our current directors include one female director.

Practicing Business Ethics

We believe that only conducting our business with honesty, responsibility, and the highest ethical standards will pave the way for us to build a sustainable growth mechanism in the industry and drive further growth for our company at scale.

Business Ethics System Building

As a company listed on both the Hong Kong Stock Exchange and Nasdaq, we strictly abide by competition laws and regulations, anti-bribery and anti-corruption laws and regulations in the jurisdictions where we conduct business, including but not limited to the *Anti-Monopoly Law of the People's Republic of China,* the *Law of the People's Republic of China Against Unfair Competition, Company Law of the People's Republic of China,* the *Government Procurement Law of the People's Republic of China* and the *Interim Provisions on Banning Commercial Bribery.* We have formulated internal policies and management systems that correspond to ethical business conduct. We relentlessly promote the construction of our internal business ethics management system and strive to build a sound business environment.

The Company has formulated internal policies such as the *Code of Business Conduct and Ethics* (the "Code"), the *Anti-Corruption Policy,* the *Rewards and Labor Discipline Regulations, BOSS Zhipin's Behavior Management Rules for Employee of Business Section,* and the *Guidelines for Anti-Monopoly Compliance,* which are reviewed annually and updated as appropriate based on current legal and regulatory requirements and the current state of the Company's business development. The *Code of Business Conduct and Ethics* includes conflict of interest, gifts and entertainment, anti-bribery and FCPA (The U.S. Foreign Corrupt Practices Act) compliance, laws and regulations compliance, discrimination and harassment, fair dealing, and other various aspects. The Code and the *Anti-Corruption Policy* apply to all entities belonging to KANZHUN, joint ventures, and all directors, officers, employees, and consultants of the Company. We uphold a "zero tolerance" approach toward bribery and corruption of any kind and prohibit any forms of corruption, fraud, bribes, deductions, attached gifts, illegal discounts, and other violations of discipline.

Business Ethics Management System

For anti-corruption issues, based on internal policies such as the *Code of Business Conduct and Ethics*, the *Anti-Corruption Policy*, the *Rewards and Labor Discipline Regulations, BOSS Zhipin's Behavior Management Rules for Employee of Business Section*, the Company has established a Rules Committee and Inspection team, which are responsible for daily inspections, receiving reports or complaints, and investigating whether employees have violated business ethics such as corruption and fraud.

For anti-monopoly issues, the Company has specifically developed and released the *Guidelines for Anti-Monopoly Compliance*. The Company is committed to complying with ethical compliance with respect to competition and makes a clear commitment to follow the guidelines of fair competition in business operations. The Guidelines are developed based on key anti-monopoly compliance

risks in business operations and require employees to comply with fair competition and anti-monopoly rules, providing specific guidance for cooperation in business operations. The Company appoints the Government Affairs ("GA") Committee to lead the anti-monopoly compliance management work and to coordinate with various business departments. The Anti-Monopoly Compliance Working Group (the "Working Group") comprises the Government Affairs Committee, the Legal Affairs Center, the Commercial Product Group, and the Operation Security Center. The Working Group is responsible for regularly organizing meetings to discuss the performance and work progress of anti-monopoly compliance management. The Company also evaluates the compliance of business activities and employees' behaviors, revises and updates relevant policies regularly, and advocates business departments to strictly perform operations according to the *Guidelines for Anti-Monopoly Compliance*.

For integrity management of suppliers, the Company is committed to working with suppliers to create a fair and clean cooperation environment and requires partners to take an active part in laws and regulations compliance related to anti-commercial bribery. The Company has formulated and released the *KANZHUN Group Procurement Management System* to further standardize supplier management by implementing a strict control mechanism for the entire process, including demand application, supplier qualification review, supplier selection, application of bid winner determination, contract signing, payment and acceptance, etc. In 2022, 100% of the Company's current suppliers have signed the *Integrity Agreement*.

During the year, the Company received zero complaint or case related to bribery, extortion, money laundering or fraud, nor did it receive any corruption lawsuits filed against the Company or our employees that were concluded. The Company operates on the principle of fair competition and has received no fines and settlement money incurred by anti-monopoly and anti-unfair competition practices.

Reporting Channels and Whistleblower Protection

The Company has set up special emails for reporting violations of business ethics, through which employees can report potential corruption, fraud, and monopoly, etc. The Company regularly takes the initiative to investigate the issues and handle them in line with the Company's corresponding system. The Company has established a working group for handling reports on business ethics affairs to effectively deal with reports from internal and external sources. We keep the whistleblower's information and the report content strictly confidential, any forms of retaliation or frame-up against the whistleblower and the witness are strictly prohibited, and any cases involving illegal crimes will be transferred to relevant judicial organs in accordance with the law.

Reporting Channels for Business Ethics Violations

Code of Conduct Violation Report Email:

compliance@kanzhun.com

Internal Anti-corruption Assistance Email:

anti-corruption@kanzhun.com

Anti-monopoly Compliance Email:

fldjb@kanzhun.com

We ensure integrity and fairness in cooperation with suppliers and strictly prohibit procurement corruption and other misconduct against business ethics. If a supplier finds that Company personnel violate the provisions of the *Integrity Agreement*, the supplier may report the violation through the procurement team's public relations email. If a supplier violates the provisions of the Integrity *Agreement*, once verified, we will reduce or terminate cooperation with the supplier and include him/her on the "credit blacklist".

Reporting Channel for Suppliers

Procurement team's public relations email:

 caigouzu@kanzhun.com

Mail: 5th Floor, Building 1, Yard 16, Taiyanggong Middle Road, Chaoyang District, Beijing 100028

Enhancing Ethical Awareness

The Company conducts periodic anti-bribery and anti-corruption training for all employees to help them fully understand the Company's current internal business ethics policy and collects feedback from employees on these training courses and updates the content according to departmental needs. During the reporting period, our anti-corruption and anti-bribery training has covered all key personnel from the Commercial Department and others in managerial positions. In terms of education on anti-monopoly practices, the Working Group provides employees with corresponding training sessions from 2023.

The Company organizes various business ethics advocacy programs and activities for all employees through various channels to enhance their integrity, anti-corruption, and anti-monopoly awareness. During the onboarding phase of new employees, we organize new employees to learn anti-corruption policies and help them better understand the Company's internal anti-corruption policies and rules through practical case explanation, examination, and review. In addition, the Company set up a column on the internal website to display the anti-corruption policy, anti-workplace discrimination, anti-workplace sexual harassment, employee behavior management policy in the commercial environment and other policies for all employees to consult and learn at any time. In 2022, the Company conducted business ethics related training for all directors, including the interpretation of anti-corruption, anti-money laundering, anti-bribery and other relevant laws and regulations, as well as the Company's internal systems, to further enhance the directors' awareness of business ethics.

ESG Governance

The Company attaches great importance to ESG management. The Board of Directors is the highest decision-making body on ESG governance and is responsible for controlling the direction of the Company's ESG strategy. The Audit Committee oversees the Company's ESG-related work and regularly reports to the Board to ensure better implementation of ESG work. We have adopted the six pillars of our ESG strategy, namely, corporate governance standardization, product and service optimization, employee growth promotion, green development practices, building a sustainable supply chain and community care delivery, and continuously promoted and implemented ESG related work.



Board Statement

The Board of Directors is the highest decision-making body on ESG governance and is responsible for controlling the direction of the Company's ESG strategy. The Audit Committee oversees the Company's ESG-related work and regularly reports to the Board to ensure better implementation of ESG work. At the specific implementation level, we have established a cross-departmental ESG working group to corporate in formulating ESG action plans and supporting various functions of the Company to promote and implement ESG-related work. The ESG-related work progress of each functional department of the Company needs to be reported to the ESG working group.

The Company places a strong emphasis on the potentially significant impact of ESG risks. The Board of Directors has comprehensively identified major ESG risks in the Company's operations and formulated relevant management policies, including data security and privacy, human resources, climate change and other related content. The Board continuously monitors the implementation of ESG risk management policies to ensure that our internal control system can effectively identify, manage, and formulate response measures to mitigate ESG risks involved in business operations. We also require relevant departments to implement ESG risk measures in their operations management.

The Company has developed an ESG strategy and integrated it into all aspects of business operations. The

Company assesses the importance of stakeholder-focused ESG issues in the context of the external business environment, changes in national and industry policy trends, and its own business model. We communicate with stakeholders in depth through questionnaires, regular meetings, and other channels to understand and actively address the concerns of various stakeholders. The Board is involved in the assessment, prioritization, and management of ESG material issues. The evaluation process and results are detailed in the ESG report "Stakeholder Communication" and "Materiality Assessment" sections and reviewed by the Board.

During the reporting period, the Company has established environmental targets related to its business operations, including the use of energy and water saving equipment, procurement of environmentally friendly servers, waste separation and hazardous waste disposal, to manage the environmental impact of the Company's business and to integrate ESG concepts and management strategies into the relevant operational levels. The Board of Directors has reviewed and discussed the establishment of these targets and regularly reviews the progress of the environmental targets to continuously promote ESG management improvement.

This Report, which discloses in detail the progress and effectiveness of the Company's ESG work in 2022, has been reviewed and approved by the Board of Directors on 27 April 2023.

ESG Strategy

To promote the Company's high-quality development and enhance the competitiveness for sustainable development and ensure the ESG philosophy is consistently applied in our corporate strategy and operation management, we have adopted the six pillars of our ESG strategy, namely, corporate governance standardization, product and service optimization, employee growth promotion, green development practices, building a sustainable supply chain and community care delivery. The Board of Directors will regularly review the ESG strategy to ensure that it is consistent with the Company's development strategy.

The United Nations Sustainable Development Goals ("UN SDGs") aim to guide global countries to address development issues in three major areas: society, economy, and environment, and to encourage all sectors of society to actively contribute their own efforts to achieve sustainable development. We have identified relevant UN SDGs priorities based on our business features, which are integrated with our Company's ESG philosophy to guide our ESG efforts.

Six Pillars	The Content of ESG Strategy	UN SDGs
Standardized Corporate Governance	The Company establishes a corporate governance structure with clear lines of authority and responsibility, diversity, and efficiency. We are committed to guiding the integrity and compliance of our operations and effective risk control through high standards of corporate governance to achieve continuous improvement of corporate value, safeguard the stable and healthy development of the Company, and protect the long-term interests of all shareholders.	16 PEACE, JUSTICE AND STRONG INSTITUTIONS
Product and Service Optimization	The Company continues to optimize products and services, guard network security, and protect user privacy. We strive to protect intellectual property rights, conduct responsible marketing, and enhance the user experience by providing efficient, intuitive, and convenient products and services to users throughout the recruitment cycle.	9 INDUSTRY, INNOVATION AND INFRASTRUCTURE 12 RESPONSIBLE CONSUMPTION AND PRODUCTION

Six Pillars	The Content of ESG Strategy	UN SDGs
Developing Together with Our Employees	The Company establishes and improves various internal policies. We fully respect and strictly protect the rights and interests of our employees, optimize the measures to attract and retain talents, continuously strengthen employee training, care about their physical and mental health, provide them with a fair, extensive, and inclusive space for development, and promote the harmonious relationship between the Company and employees.	3 GOOD HEALTH AND WELL-BEING / 5 GENDER EQUALITY / 8 DECENT WORK AND ECONOMIC GROWTH
Practicing Green Development	The Company integrates the concepts of environmental protection into all aspects of daily operations and continuously improves the efficiency of resource use through systematic management and regular supervision. We will continue to monitor environmental data and further promote energy conservation and emission reduction to reduce the impact of our value chain on climate change.	6 CLEAN WATER AND SANITATION / 12 RESPONSIBLE CONSUMPTION AND PRODUCTION / 13 CLIMATE ACTION
Building a Sustainable Supply Chain	The Company always upholds the principle of environmental protection, practices the supplier management policy of "sincere service, strive for excellence, energy-saving and cost-reducing, pollution prevention and emission reduction, elimination of potential hazards and health protection", detects and evaluates the environmental and social risks of our suppliers in supplier access, employment, evaluation, maintenance and withdrawal, gives priority to the selection of environmentally friendly and green products, explores environmentally friendly business models together with our partners, and creates a responsible and sustainable supply chain.	12 RESPONSIBLE CONSUMPTION AND PRODUCTION

Six Pillars	The Content of ESG Strategy	UN SDGs
Delivering Community Care	The Company attaches great importance to corporate social responsibility and integrates the concept of "Promoting individual development with the power of science and technology" into the Company's development strategy, combining industrial advantages with community public welfare. We focused on four philanthropy areas, including employment services for the underserved, ecological environmental protection, disaster relief and assistance, and the cultivation of film and television talents.	3 GOOD HEALTH AND WELL-BEING 4 QUALITY EDUCATION 11 SUSTAINABLE CITIES AND COMMUNITIES

Stakeholder Engagement

Based on our business features, industry dynamics and corporate development, we identify multiple stakeholders, including users, employees, shareholders and investors, government regulatory bodies, communities, non-government organizations and media, along with suppliers. We pay close attention to the demands of our stakeholders and learn about their expectations of the Company through various channels. We respect and listen to their inputs and respond as well as make improvements accordingly.

Stakeholders	Key Expectations and Demands	Main Communication Channels and Response Methods
Users • Job seekers • Enterprise Users	• Efficient and effective recruiting and job-seeking services • Expanding recruiting and job-seeking network • Improving user experience • Data and privacy protection • Developing a safe job-seeking environment • Reasonable cost for service	• Customer service hotline • In-app channel • Email • Sales team • Social media • User surveys
Employees	• Protecting employees' rights and interests • Employee remunerations and benefits • Employee development and training • Employee health and safety	• Internal communication App • Employee hotline • Email • Employee meetings • Employee surveys • Training
Shareholders and investors	• Investment return • Business strategy • Information transparency • Compliance operations	• General meetings • Periodic reports and announcements • Interaction via emails and conference • Roadshow

Stakeholders	Key Expectations and Demands	Main Communication Channels and Response Methods
Government and regulatory bodies	• Business compliance • Data and privacy protection • Business ethics • Driving employment • Promoting economic development	• Information disclosure • Policy consultation • Supervision and inspections • Document submission
Community	• Charity initiatives • Volunteering activities	• Social media • Community activities
Non-government organizations and media	• Corporate social responsibility • Cooperative development	• Social media • Industry events • Press conference • Interviews
Suppliers	• Fair cooperation • Business ethics • Mutual benefit	• Business meetings • Supplier assessment • Site visits

Materiality Assessment

To learn about and respond to stakeholders' expectations and demands, as well as to clarify the focus of ESG practices and information disclosure, the Company has invited internal and external stakeholders to identify ESG issues and assess their materiality. We identified 18 key issues based on the Company's strategic focus, industry characteristics, and exchange requirements. Through communication, interviews, and surveys with major stakeholders, we further ranked the materiality of the key issues and assessed 9 issues of extreme materiality, 7 issues of great materiality and 2 issues of middling materiality. The results of the materiality assessment are as follows:

KANZHUN 2022 ESG Materiality Matrix



1 Data security and privacy protection
2 Customer service
3 Employee health and safety
4 Intellectual property protection
5 Employee interests and benefits
6 Business ethics
7 Employee training and development
8 Product service and quality
9 Diversity and equality
10 Governance effectiveness of the Board
11 Supply chain management
12 Environmental impact of product and service
13 Customized suoport for the underserved
14 Waste management
15 Water resource management
16 Energy management
17 Philanthropic activities
18 Climate actions

■ Environmental area　■ Social area　■ Governance area

KANZHUN's ESG Key Issues by Importance

Extremely Important	Very Important	Generally Important
• Data security and privacy protection	• Governance effectiveness of the Board	•Philanthropic activities
• Customer service	• Supply chain management	•Climate actions
• Employee health and safety	• Environmental impact of product and service	
• Intellectual property protection	• Customized support for the underserved	
• Employee interests and benefits	• Waste management	
• Business ethics	• Water resource management	
• Employee training and development	• Energy management	
• Product service and quality		
• Diversity and equality		

Product and Service Optimization

The Company complies with the *Trademark Law of the People's Republic of China*, the *Advertisement Law of the People's Republic of China*, the *Product Quality Law of the People's Republic of China*, the *Law of the People's Republic of China on the Protection of Consumer Rights and Interests*, the *Cyber Security Law of the People's Republic of China* and other laws and regulations. We continue to optimize products and services, guard network security, and protect user privacy. We strive to protect intellectual property rights, conduct responsible marketing, and enhance the user experience by providing efficient, intuitive, and convenient products and services to users throughout the recruitment cycle.



Product and Service Upgrade

The Company is committed to continuously optimizing users' recruitment and job-seeking experience and building a technology-driven online recruitment platform. We unceasingly enrich our products and services, take deep root in the gene of technology innovation, strictly guarantee product quality, enhance content governance, explore the green attributes of our products, purify the online recruitment environment, and aim to provide users with an efficient, easy-to-use, and convenient user experience throughout the entire recruitment process.

1 Recruitment Experience Optimization

We focus on connecting job seekers with enterprise users in an efficient and seamless manner through our highly interactive BOSS Zhipin mobile App. The App is a mobile-native online recruitment platform that facilitates real-time direct chat between enterprise users and job seekers, providing accurate matching results powered by proprietary algorithms and big data insights. BOSS Zhipin allows enterprise users to post jobs, view job seekers' mini resumes and communicate with them online, conduct audio and video interviews and extend offer letters.


9:41
服务员
销售专员
餐饮服务员
推荐
精选
最新
北京
筛选
用VR拍摄工作环境
拍摄职位工作环境，提升招聘效率
立即拍摄
张先生
7年 | 硕士 | 5000-6000元
C公司·餐饮服务员
数据分析
用户留存
效果跟踪
爱好潮流，对新鲜事物感兴趣，思维活跃，乐于学习钻研，工作认真负责，踏实肯干
李先生
6年 | 中专 | 4500-6000元
E公司·服务员
数据分析
用户留存
效果跟踪
勤劳勇敢 积极上进
安先生
5年 | 中专 | 5000-5500元
牛人
搜索
消息
我的

Mobile-native

Our highly interactive mobile-native platform improves user experience and recruitment efficiency by enabling job seekers and enterprise users to engage in meaningful communication anytime, anywhere.

Recommendation-based

We provide targeted job and candidate matches and recommendations in the form of feed streams while leveraging efficient data models and algorithms to deliver accurate and tailored matching results.

Direct chat

Users can initiate a direct chat with their counterparties on our platform. This ensures that our users are active with real demands for job opportunities or candidates, and they can confirm each other's intentions and their suitability before the interview, which makes the job-hunting experience highly informative and efficient.

Getting the Bosses involved early on

Our innovative model facilitates direct interaction between job seekers and Bosses, meeting the Bosses' underserved demands to participate directly in the recruiting process at an early stage.

The journey of job seekers and enterprise users using BOSS Zhipin


Job Seekers
Job Seekers Profile Set-Up
Onboard Verification
Career Goals
Screening / AI Matching and Recommendation
Direct Chat Initiation
Instant Messaging Interaction
Mutual Consent
Enterprise Users
Job Posting
Onboard Verification
Enterprise Users Profile Set-up
Resume Delivery
Contact Info Exchange
Interview Arrangement

2 Diverse Group Serving

We strive to promote a more rational allocation of human resources, fully consider the needs of various job seekers and enterprise users and create a diversified recruitment matrix to provide a fair and efficient recruitment experience for small and medium-sized enterprises[2] (SMEs) whose recruitment budgets are usually small or have a low-profile competitiveness background, and long-tail job seekers[3]. We have achieved full coverage of white and gold-collar users, blue-collar users, and college student users, and serve enterprise users of varying sizes, industries, and regions. As of 31 December 2022, we had 121 million verified job seekers, 19.2 million verified enterprise users and 10.1 million verified enterprises. Among them, white and gold-collar users, blue-collar users, and student users account for 52.4%, 30.0% and 17.6%, respectively. Among the certified corporates we serve, SMEs account for 85.4%.

Support for SME Recruitment

We give full consideration to the needs of SME enterprise users and adopt innovative approaches and tools such as video presentations, online live streaming and "one-click delivery", supported by recommendation algorithms and industry research teams, to actively help SMEs recruit. In 2022, we conducted 19,200 live streaming recruiting sessions for SMEs, including 17,900 free recruitment services, accounting for 93%.

Supporting Blue-Collar Groups for Job-Seeking

In 2022, we officially launched the "Hailuo Project", a job identification program to ensure the authenticity of jobs for blue-collar workers in the manufacturing industry. All the jobs in the "Hailuo Project" are directly posted by companies in the BOSS Zhipin platform or by companies authorizing formal agencies to recruit on the platform. We carefully select and post high-quality jobs by multiple verification means, including qualification verification, project review and job information verification of enterprise users, etc. After the jobs are posted, we also conduct secondary checks on more than 90 points of detailed information, such as salary, benefits and overtime, to ensure that the information is true and reliable and to protect the interests of job seekers.

Employment Support for College Students

The Company joined hands with the Ministry of Education's "24365 Campus Recruitment Service", the Ministry of Human Resources and Social Security of the People's Republic of China, the All-China Women's Federation, CCTV News and other competent departments, group organizations and authoritative media to initiate many service activities for college student employment. We organized more than 25,000 live streaming job-seeking sessions for more than 2 million college student job seekers and provided accurate job recommendations and professional job-seeking counseling for more than half of the college graduates in 2022. During the fall recruitment period, the Company initiated the "March Forward Fall Recruitment Festival", with 274 live streaming covering more than 2,300 companies and offering more than 10,000 jobs in 243 cities to college students. Nearly 100,000 job seekers were recruited in the "March Forward Fall Recruitment Festival", attracting a total of 1.26 million college students to post their resumes.

(2) Small and medium-sized enterprises: enterprises with less than100 employees
(3) Long-tail job seekers: general job seekers other than the top candidates

Some of the recruitment activities for college students are as follows

Activity	Time	Contents and Results
"Employment Promotion Action with the Cooperation of Private Enterprises and Universities" internet industry session	May 2022	The activity brought together 166 high-quality internet-related positions from 35 companies and received more than 2,000 resume submissions. Received a thank you letter from the All-China Federation of Industry & Commerce Talent Exchange Service Center.
"Job Awaits for You" non-profit session for job-seeking	August 2022	The activity set up a "one-click submission" function in the live streaming, and students were able to submit their resumes while watching the live streaming on the CCTV News client side and BOSS Zhipin client side. Over tens of thousands of positions were provided during the live streaming, which was watched by more than 15 million people, and more than 70,000 resumes were received.
"China Youth Employment & Jobs for You"	October-November 2022	The activity invited school leaders and student representatives from the Beijing Institute of Technology, China University of Petroleum (Beijing), Minzu University of China and Shandong Vocational College of Science and Technology to form the "Helpers Group for Fall Recruitment" to give advice for the students' fall recruitment. The activity covered 26 provinces and 75 cities, bringing together more than 50 corporates and over 10,000 jobs, and received a total of more than 50,000 resumes. The activity showed the youthful dynamism of college students from all walks of life, helped students understand the employment requirements of corporates, and built a bridge between corporates and colleges for employment matching.

Some of the recruitment activities for college students are as follows

Activity	Time	Contents and Results
"SHOU Youth & Jobs for You" activity	October-November 2022	The activity invited college secretaries and presidents, college deans and professors, alumni, and students together into the live streaming room to recommend positions and give career guidance to graduates. On 25 October 2022, the first live streaming of Shanghai Business School brought together 248 positions from 24 corporates, with a total of 7,200 participating students. On 3 November 2022, the first live streaming of Shanghai Ocean University brought together 39 corporates with 500 positions and nearly 30,000 participating students.

Exclusive Program for Spring Recruitment of College Students— "March Forward Live"

During the spring recruitment of 2022, the Company's BOSS Zhipin platform launched the "March Forward Spring Recruitment Festival", which lasted for a six-week 24-hour live streaming program for college students' spring recruitment — "March Forward Live". We ranked and publicized the "likes value" of the live streaming for corporates' interactions with job seekers and quick response to job applications during live streaming to encourage corporates to increase the response rate to job seekers and optimize the job-seeking experience of college students. In addition, to help graduates' job-seeking, we also invited senior industry practitioners and go-to people as our guests to share the basic knowledge and prospects of popular industries, teach job-seeking skills about resume-making, written tests, interviews, etc., helping college students accumulate working experience. In 2022, the "March Forward Spring Recruitment Festival" has initiated 357 online live streaming, providing more than 6,000 positions in 124 cities, covering nearly 1,000 corporates, recruiting nearly 60,000 college graduates, and attracting a total of 800,000 college students to participate in live streaming activities.

3 Focusing on Technological Innovation

Adhering to the Company vision of "Redefine every individual's career development with technology and a passion towards delivering user satisfaction by optimizing efficiency, equality and choice", we continue to attract and foster innovative talents and constantly enhance the research and development of deep learning and recommendation algorithms to provide more accurate and professional recruitment services to users.

Reinforcing the Foundation of Innovation

We continue to increase investment in innovation and attract talents with key technical skills and expertise to optimize our technological innovation and data analysis competence. We conduct in-depth research on career development-related topics, including the individual development of career paths, professional skill sets, occupational structure, and geographic distribution of occupations. We have also established a Natural Language Processing Center to conduct comprehensive data analysis for user behaviors. As of the end of 2022, we possessed an industry and research team of 1,444 employees. In 2022, our R&D expenses amounted to RMB 1.18 billion, accounting for 26.2% of our total revenue during the same period.

We integrate research findings, continue to deepen our understanding of the talent market, and constantly develop and optimize our product functions. Our R&D team is fully involved in key operation areas of the Company, providing insight into user requirements, and inspiring more innovation. We also integrated innovative ideas from multiple teams, including service development, sales, and big data and algorithm teams, to continuously explore innovation possibilities and create innovative achievements with higher quality.

Enriching Innovative Achievements

Our continuous innovation is grounded on a solid theoretical foundation. Over the years, we have dedicated ourselves to systematically researching key industry characteristics, including talent markets, talent flows, individual career development and comprehensive development of professional skills. With our powerful data analysis capabilities, we capture and analyze the changing trends in the talent market, and the impact of talent flows on regional economic development. In the form of modeling, we also conduct research on sociological topics, including individual career development and the impact of gender differences. We develop and refine career knowledge maps so as to provide valuable insights into individuals' career development goals, career orientation, job preferences, and corporates' recruitment requirements. We constantly enrich our technological achievements and iterate on proprietary algorithms to help achieve an efficient allocation of jobs and talent resources. By the end of 2022, 9 scientific papers in the field of computer science of the Company had been published in KDD (Knowledge Discovery and Data Mining), EMNLP (Conference on Empirical Methods in Natural Language Processing), CIKM (Conference on Information and Knowledge Management) and other international journals and conferences. In early 2023, a paper on the Mock Interview Generation model for low-resource data scenarios proposed by a research team from Peking University, Renmin University of China, and the Company's technical team was accepted by the international academic conference WSDM2023[4].

(4) WSDM (The International Conference on Web Search and Data Mining) is one of the top international conferences in the field of information retrieval and data mining.

Core Technology Competence

Data and data insights: massive, multi-dimensional data and data insights	We are competent at collecting and analyzing massive, multi-dimensional data, helping us capture the user characteristics of job seekers and enterprises and realizing customized and accurate job matching recommendations based on various factors such as job seekers' career development goals, career orientation, job preferences, and corporates' recruitment requirements.
Platform architecture: proprietary real-time recommendation architecture and fast model iteration	We deploy an innovative real-time characteristic collection structure to collect, produce, train and store static data and behavioral data in real-time. In addition, we have built a sound data infrastructure to support real-time updates and read/write of large-scale datasets, enabling rapid product iterations and continuous upgrades of matching systems. The Company completed over 10,000 model iterations in 2022.
Recommendation algorithm: machine learning, deep learning, natural language processing	We apply machine learning and deep learning to process, analyze and identify data, build prediction models of job requirements and user preferences, and achieve rapid iteration and upgrade of algorithms and models. We use natural language processing models to automatically calculate and process human language to optimize the precision of the user portrait and improve the reliability of human-job matching predictions. By the end of 2022, more than 90% of BOSS Zhipin's data flow was processed by deep learning algorithms throughout the intelligent recommendation process.

4 Strict Quality Assurance

We attach great importance to product experience, constantly iterate and upgrade products, and optimize product functions. The Company has conducted policies such as the *Kanzhun's System Change Management Measures*, and all products are required to pass quality control processes such as requirements review, functional testing, pre-launch approval and post-launch back-testing to ensure that products and services meet users' needs. Meanwhile, the Company has established policies like *Kanzhun's Continuity Management Measures*, which specifies that the Company needs to set up business operation monitoring strategies, conduct daily monitoring of the physical environment, system operation status, system security and other conditions throughout the business operations, and establish Prometheus which is an alerting mechanism to timely learn about the anomaly of business systems. When a system operation anomaly is found, relevant departments will follow up and handle it in a timely manner to ensure that users use the products and services normally.

5 Guarding Content Security

We place a high value on content security and develop and comply with the *BOSS Zhipin User Agreement* and the *BOSS Zhipin Job Posting Rules*. We standardize the rules for posting corporate information, employ technical means to reinforce the security audit of enterprise users and job seekers' accounts, and relentlessly conduct content governance and protection of focus groups to ensure that the relevant information on the platform is legal, true and accurate and that all text, pictures, videos, etc. posted by enterprise users contain no illegal, politically sensitive contents or contents violating rights and interests of others. For illegal, false, high-risk, and other non-compliant information posted by the enterprise users, we will partially or completely block and delete them.

Reinforcing Risk Audit

We initiate a "Platform User Safety Protection Program" to ensure the authenticity of users, job postings and job-seeking intention through a screening and monitoring system. We also adopt technology to incessantly detect and respond to threats and fraud to foster users' trust.

• Risk Assessment on Enterprise Users

We pioneer the first Online-to-Offline Enterprise user Information Verification System in the industry, which combines intelligent screening, security verification and offline site visits to verify job and company-side user information in multiple dimensions. On the online side, we use advanced feature engineering, machine learning and decision engines to process user data and build an algorithm-driven risk assessment model to identify and continuously track high-risk positions and enterprise users. We also keep track of high-risk behaviors such as false advertising, pyramid selling and blackmailing for private information and include employees' complaints in the process of risk assessment. As for offline, we organize a professional offline risk assessment team to visit enterprise users in person, ensuring the authenticity and reliability of position information. By the end of 2022, our offline security team had a total of 180 members and had carried out on-the-spot investigations on over 860,000 enterprises.

For first-time registered users of the enterprise side, we require them to upload the business license and employment certification, including enterprise mailbox address, business address and other information, performing strict validation on the relationship between an enterprise and an enterprise user. Meanwhile, based on the risk prediction mechanism, we also customize the registration policy for enterprise users and add additional verification processes for companies with a high frequency of user complaints or misconducts, for example, asking for offering industry service license, video of the office environment and other proof materials, or requiring them to have a face-to-face meeting with our offline risk assessment team. For unauthenticated enterprises, we will continuously monitor their behavior to prevent potential misconduct.

If any misconduct of enterprise users are found, we will take immediate measures to tackle the problem, for example, by banning or shielding a user account, asking for supplementary verification materials, preventing job seekers from accessing enterprise information and so on. For enterprise users who are suspected of being involved in severe misconduct or crimes, we will report to local public security organizations for further investigation.

• Risk Assessments on Job Seekers
Job seekers are required to complete the mobile phone verification process before using our App; that is, they must register with a phone number and verify through a verification code. Our intelligent system can monitor and screen suspicious users who may compromise the platform's integrity and ask these users to complete additional authentication. For instance, if the phone

number provided by a job seeker is blacklisted, or the language used in the self-description is improper, our fraud prevention system shall detect these situations and prompt a risk indication.

Targeted Rectifications
We attach great importance to the content specification of this platform by conducting ten special campaigns (e.g., "Communication in Good Manners", "Protection of Key Employment Groups", etc.), strengthening the protection of minors and establishing standard specifications. We are committed to creating a rightful, harmonious and healthy online job-seeking and recruitment environment and protecting the legitimate rights and interests of our users. In 2022, BOSS Zhipin banned 408,000 illegal enterprise user accounts, with the prior interception rate increased to 98.5%.

• Targeted Rectifications – Communication in Good Manners
In 2022, we conducted a special campaign, "Communication in Good Manners," to regulate abuse, harassment and other violations from an individual enterprise user, established standard specifications on false base salary, implicit discrimination, privacy requests and other problems, strengthening monitoring over enterprise user behavior.

We will inform users about basic rules of communication in good manners and regulate their statements and actions through comics, videos and other means in advance. We will regularly update the inspection mechanism, increase access to user complaints and severely punish violators who frequently misconduct during the process. We will disclose the involved recruitment enterprises, report violations to involved recruitment enterprises and establish an information sharing mechanism with enterprise users to prevent misconduct afterward.



Regulation measures of "Communication in Good Manners"

Disclose and report violations of recruitment enterprises involved in sexual harassment

Remove positions involving implicit discrimination

Guide polite communication with specifications

Key industries are forced to define the basic salary range

Severely punish any suspected claims for privacy

Add autonomous encryption to resume information

• Protection of Key Employment Groups

We make sustained efforts to the special campaign called Protection of Key Employment Groups, strengthen the protection of blue-collar, colleague students, females and other relatively vulnerable groups. In 2022, we conducted a special campaign called Protection of Key Employment Groups in the manufacturing industry, urban service industry, flexible labor market and other industries where unqualified intermediary agents, false recruitment and charges occur frequently. The Company especially established a security auditing model to verify the qualification of recruitment enterprises by cooperating with enterprises and institutions in related industries and conducting regular reviews and rectification on severe violations involving suspected false recruitment and charges. In 2022, the effective report rate[5] of job seekers in the six major industries covered by this campaign all dropped by more than 15%.

• Protection of Minors

We attach great importance to the protection of minors and avoid child labor and other illegal activities. Users are required to confirm and agree to the age requirements specified in the User Agreement before applying for BOSS Zhipin service; that is, recruitment and job seeking must be the purposes at registration and during the use of service provided by BOSS Zhipin, and aged 16 or above at registration is a must. BOSS Zhipin bans enterprise users from recruiting employees who are under 16 years old. If there are illegal activities, position information posted by the enterprise will be unapproved or banned, and the enterprise user account will be frozen temporarily or permanently.

Special campaigns in six industries involving food delivery personnel, online car-hailing and others

Protection strategy of female

Special Campaign - Protection of Key Employment Groups

 "Hailuo Project" – ensuring the fidelity of blue-collar positions

 Special protection of students

(5) Effective report rate refers to actual violations after verification

Network Security and Privacy Protection

We strictly comply with the laws and regulations such as the *Network Security Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, the *Personal Information Protection Law of the People's Republic of China*, and the *Measures for the Administration of Internet Information Services* to improve the management structure of network security and privacy protection and continuously promote the relevant policy. The Company has strengthened its network security management in security technologies, security audits, security emergency management and other aspects, and improved user privacy protection in the whole life cycle of data and all stages of products to build a standardized, scientific, and efficient network security and privacy protection system.

1 Network Security Management

We attach importance to creating a secure corporate network environment, improving network security management structure and policy, optimizing network security technologies, conducting regular network security audits, strengthening network security emergency management, reviewing supplier qualifications, and providing training to our employees to protect the data and information security of the Company in all aspects.

Security Management Structure

The Company has established an organizational structure for network and information security from top to bottom, which is divided into a decision-making and supervision unit, a management unit, and an execution unit. The Security Leading Team is the decision-making and supervision unit of the Company's network and information security, which is chaired by the Chairman of the Board and composed of senior management members of the Company and is responsible for leading and deciding on major matters of the Company's network and information security and supervising and managing the work of the management unit and the execution unit. Under the Security Leading Team, there are six special working teams: the Data Security Working Team, the Personal Information Protection Working Team, the Network Security Working Team, the Algorithm Ethics Working Team, the Network and Information Security Emergency Response Working Team, and the Platform and Content Security Committee. Each working team has a management unit and an execution unit, with the management unit responsible for organization and coordination and the execution unit responsible for implementing the requirements of the management unit.

Network and Information Security Organizational Structure

Decision-making and Supervision Units		Responsible Person	Responsibilities
Security Leadership Team	Data Security Working Team	Chief Technology Officer (CTO)	To organize compliance with the laws and regulations related to data security, improve data classification and protection strategies, and carry out data life cycle security management and monitoring
	Personal Information Protection Working Team	Vice President of Technology	To organize the development and implementation of personal information protection strategies, and undertake communication and feedback with the competent authorities and users
	Network Security Working Team	Chief Technology Officer (CTO)	Responsible for organizing the development of the general network security plan, improving network security technology protection system, and implementing network security protection strategy
	Algorithm Ethics Working Team	Vice President of Technology	Responsible for organizing the optimization of algorithm strategy rules, evaluating algorithm effects, and assessing algorithm results
	Network and Information Security Emergency Response Working Team	President of Public Affair	Responsible for improving the emergency response mechanism and organizing the emergency response and reporting
	Platform and Content Security Committee (with Platform Security Working Team and Content Security Working Team thereunder)	Chief Marketing Officer (CMO), Vice Chairman of Public Affairs (PA) Committee	Responsible for ensuring the security of the job searching and recruitment processes for platform users and maintaining a good ecology for the information content on the platform

Security Management System

We have made and implemented a series of comprehensive and rigorous internal policies and measures covering the full life cycle of network security and data processing activities for all of our product lines. In terms of network security management, we have developed the *General Policy of Information Security Management System,* the *Method for Information Security Organization Management,* the *IT Supplier Management Method, the Network and Information Security Emergency Response Plan,* the *Information Security Training Management Method,* and the *Data Security Audit Management Method* to clarify information security objectives and organizational structure and improve network security management. For network security technologies, we have developed the *Network Security Strategy*, the *System Security Strategy*, the *Application Security Strategy* and the *Security Development Reference* to clarify the security strategies to be followed by our network, host and application systems and to standardize network security technologies.

Network Security Technologies

We have been optimizing our network security technologies to establish a profound defense system based on network security technologies. We deploy defense measures at multiple levels, including applications, networks, hosts, terminals, and codes, and have built a basic security management platform, the "Shield," to enhance our security operation capacity and upgrade our basic security protection level.

Our major network security technologies include:

• Web Application Firewall (WAF), Threat Detection Platform (TDP), Dynamic Application Security Testing (DAST), and Honeypot to optimize security defense measures and enhance threat identification, detection, response, and tracking capabilities;

• Perimeter firewalls and anti-DDoS attack products to defend against attacks at the network layer;

• A host security management system, a self-developed database audit system and a bastion host to deal with security threats at the host layer, discover and eliminate any vulnerabilities in the host system and database system in a timely manner, and monitor and audit any violations in the host and database systems;

• Our self-developed static code analysis platform, self-developed software composition analysis platform and self-developed App privacy compliance detection system to conduct security audit and analysis of codes to identify and eliminate security hazards at the source;

• A Data Loss Prevention (DLP) system, terminal anti-virus software, a self-developed office network access system, and an internet behavior management system to strengthen the terminal protection and monitoring for employees to prevent data leakage due to any security risks in employee terminals;

• The "Shield," to monitor, track and deal with any security risks, vulnerabilities and compliance risks related to data assets.

Network Security Audit

We assess and audit our internal network security regularly. In terms of internal audits, the Company conducts an annual user information impact assessment for user sensitive information handling processes and user information sharing scenarios to identify and deal with any potential risks in a timely manner. The Company conducts annual risk assessments of all products and suppliers involved in data interactions to ensure compliance with Company specifications. For external audits, we hire professional external audit agencies to test and evaluate our network security protection measures for all of our products every year. In 2022, the Company engaged qualified external third-party organizations to carry out a network security audit. Both internal and external network security audits will be conducted at least once a year.

Emergency Management for Security Incidents

We have strengthened the emergency management of security incidents to minimize the impact of emergencies. The Company has established an emergency response mechanism for security incidents, continuously improved its preemptive precautions as well as treatment processes and measures during and following an incident, and continuously enhanced its emergency response capability.

• Preemptive precautions: We continue to optimize our network security technologies and regularly conduct phishing drills, emergency response drills and attack and defense drills to comprehensively detect internal and external security risks and flaws and improve network security protection capabilities. In 2022, the Company conducted 24 phishing drills, 4 security incident

response drills and 3 attack and defense drills to continuously improve the security awareness of all employees and enhance the skills of those dealing with incidents.

• Treatments during incidents: We have established a Network and Information Security Emergency Response Working Team, and followed the requirements of the *National Network Security Emergency Plan* and the *Public Internet Network Security Emergency Response Plan to develop* the *Network and Information Security Emergency Response Plan*, which sorts incidents into five categories by severity level: "Extremely High, High, Relatively High, Average and Below Average." Incidents then receive the accordingly classified and graded response and treatment. For any incidents rated average and above, the Company will report to the superior monitoring and supervision authorities. In addition, we have defined each step in our response and treatment process, including incident monitoring, response activation, progress tracking, incident treatment, source tracking and evidence collection, information reporting and information release, to ensure that any security incident can be properly treated. The Company has also prepared the *Special Plan for Network Security Incidents* to make emergency plans for the business system, basic environment, security technologies, information content and other related fields, so as to define the emergency plans in details for various incidents.

• Investigation after incidents: We will strengthen our incident summary and analysis efforts, continuously improve emergency plans and protective measures, and keep records of incident treatment. After an incident is over, we will promptly analyze the cause, process, and

responsibilities, assess the impact and loss caused by the incident, summarize the lessons learned from our preventive and treatment measures, propose treatment opinions and improvement measures, archive the incident treatment records, continuously audit the effectiveness of the security measures through annual audits, and continuously improve our security strategies and security incident treatment process.

Kanzhun's Security Incident Response Process


Monitoring
Treatment
Improvement
Progress tracking
Incident monitoring
Response activation (incident assessment, graded response)
Incident treatment (fixed loss, stop loss, restore)
Source tracking and evidence obtaining
Information reporting Information release
Summary and analysis (experience summarization, improvement measures)
Audit and improving (regular audit, continuous improvement)

Network Security Audits for IT Suppliers

The Company has created the *IT Supplier Management Method to* clarify its supplier qualification process and thresholds. These measures ensure that the suppliers involved in data sharing and procurement of network equipment, application software and technical services have sufficient capacities in information security management, privacy information management and network security management to align with international standards for safeguarding the data security of the Company's users. The Company will carry out network security audits on its suppliers as well as due diligence on their data sharing, data contact scope, data processing and security capability certifications and qualifications (including but not limited to graded protection filing certificates and reports, ISO27001 certificates and ISO27701 certificates), to strengthen our suppliers' information security management. We will also sign security agreements with qualified suppliers and require them to fulfill relevant data security obligations, and conduct annual audits of suppliers to prevent any information security issues caused by cooperating with our suppliers.

Network Security Training for Employees

We attach great importance to cultivating our employees' awareness of network security and improving our security protection capability. The Company has established relevant training and assessment mechanisms to continuously improve its network security protection capacity. All full-time employees are required to complete the "Data Security and Incident Prevention" course and pass a related examination when they join the Company. Technical employees are also required to complete a course entitled "Information Security

Matters" and pass the related examination. More than 2,600 attendees were covered by trainings related to network security in 2022.

After employees join the Company, we conduct training and examination on personal information security and compliance for all regular employees through our employee training system on the Growth Center learning platform, in the form of videos or PowerPoint presentations. In 2022, the Company issued 43 volumes of safety awareness publicity content, which were read about 110,000 times in total, covering all full-time employees of the Company.

2 **User Privacy Protection**

We always regard user privacy protection as our top priority. We have published our *Privacy Policy*, built a comprehensive privacy protection management system, integrated privacy security into our product development and design, and made every effort to protect user privacy.

We strictly follow the following principles when handling our users' personal information:

(I) The principle of consistency of rights and responsibilities. The Company is held accountable for its activities in processing users' personal information, and in case of infringement of users' rights, interests or personal information, the Company will bear the responsibility to compensate users for damages as well as other consequences, if any.

(II) The principles of lawfulness, legitimacy, necessity, and integrity. The Company shall follow the principles of lawfulness, legitimacy, necessity, and integrity when processing users' personal information, and shall not process users' personal information through misleading, fraudulent, or coercive activities.

(III) The principle of clear and reasonable purpose. The Company must have a clear and reasonable purpose when processing users' personal information, ensure that the processing method is directly related to the purpose, and use the process method with the least impact on users' personal rights and interests.

(IV) The principle of consent choice. Before processing any user's personal information, the Company shall express the purpose, manner, scope and rules of processing the user's personal information to the subject of the user's personal information, and seek the user's authorization and consent.

(V) The principle of minimum necessity. When collecting personal information, the Company shall follow the principle of minimum necessity and shall not collect excessive personal information. The collection, storage, processing and use of personal data of the users will be carried out within the necessary business scope. After the purpose of personal information processing is achieved or when the retention period of the information expires, the Company shall promptly delete the personal information of the users or dispose of the information anonymously.

(VI) The principle of openness and transparency. The Company shall disclose the scope, purpose, and rules for processing the users' personal information in a clear, understandable and reasonable manner, and shall accept external supervision.

(VII) The principle of ensuring security. The Company shall have security capability that matches the security risks it faces and take adequate management measures and technical means to protect the confidentiality, integrity and availability of the users' personal information.

(VIII) The principle of subject participation. The Company shall establish an application acceptance mechanism for users to exercise their rights, so as to respect and protect their rights.

Respecting the Legal Rights of Users

The Company's users may review the Privacy Policy on the Company's website to better understand how Kanzhun collects, uses, stores and protect user data. Users of Kanzhun shall have the right to access, modify, delete, copy, transfer, and supplement their personal information, as well as the right to change the scope of their authorization, withdraw consent, cancel their accounts, and request an explanation of the rules governing the processing of their personal information. The Company can only use a user's information in a reasonable and transparent manner after obtaining the user's consent. When the purpose, method and type of personal information processing is changed, the user shall be able to re-select whether to use the function through a message prompt or the corresponding administrative page. The user can grant or withdraw consent at any time by enabling or disabling the permission. When the retention period of a user's valid request or information expires, the Company shall delete the user's personal information or stop processing the information in accordance with the law.

• Right to access: Users shall have the right to access their personal information that is submitted by them actively or generated when they are using the Company's services. They shall also have access to basic user information, identity information, use process information and equipment information through the *Personal Information List* to learn about the purpose, scenarios and times of information collections and usages.

• Right to rectify: Users have the right to rectify their basic personal information, which can be rectified actively through the corresponding module of the App or by contacting customer service personnel.

• Right to delete: The Company ensures that users can make reasonable requests for deletion. Users can also delete part of their information through the corresponding module of the App or by contacting customer service. In addition, they can delete all of their information through the App's cancellation function or by contacting customer service.

User Privacy Protection throughout Data Life cycle

The Company has established and continuously improved its management system for data security and personal information protection, and has formulated the *Data Security Audit Management Method*, the *Management Regulations on User Personal Information Protection*, and the *Specifications on the Protection of Rights and Interests of Personal Information of the Users of Kanzhun Group* to define the general principles for all processes such as personal information collection, transmission, storage, processing, sharing and destruction, continuously strengthening the protection of personal information.

• Data Collection

The Company has created its *Data Classification and Grading Specification* and *Guideline on Data Grading*, adhering to the principle of minimum necessity to collect the personal information of its users. The Company expresses the rules for collecting personal information from users through its user interaction interface and obtains their consent. Before collecting any sensitive information, the Company will seek the user's consent again separately. In addition, the Company does not actively collect personal information from minors under the age of 16.

• Data Transmission

The Company has created its *Code on Managing Data Transmission Security* and *Network Interface Code* and taken security protection measures in line with industry standards to protect users' personal information and prevent unauthorized access, public disclosure, usage, modification, damage or loss of personal information. The security protection measures include encrypted storage and transmission of sensitive personal information and the use of desensitized information by internal employees in all operations.

• Data Storage

The Company has created the *Specification on Security Management of Data Storage System*, the *Guideline on Data Encryption and Decryption*, and the *Method of Managing Backup Recovery* and the *Guideline on Database Backup Operations* to comprehensively regulate the access, operation, account privileges, authentication and authentication, development and operation audit of its data storage system. The Company has established a disaster-tolerant backup mechanism by using multiple off-site computer rooms and storing data independently for different business lines to ensure user data security. The Company has also established a management system for backup recovery, performed system backup through backup scripts, and conducted data backup recovery drills regularly to ensure normal backup operations. In 2022, 27 data backup recovery drills and 41 database failure recovery drills were conducted.

• Data Processing

The Company has formulated the *Guideline on Applying for User Sensitive Data Viewing Permission*, the *Data Import and Export Management Specification*, the *Data Desensitization Specification*, the *Account Privilege Management Method* and *the Internal Application System Account Privilege Security Management Specification* to standardize data processing procedures. The Company has established a privilege management mechanism for hosts, databases and application systems to define the access control requirements for data carriers in detail, monitor and audit the whole process of account privilege application, approval and assignment, and strengthen the controls surrounding privilege recovery, such as the handover and cancellation of resignation and job adjustment privileges, to prevent sensitive data from being illegally accessed and used. In addition, the Company also implements classification and grading management of data resources.

• Data Sharing

The Company has established the *Code on Data Sharing Management* and undertakes that it will not share, transfer or publicly disclose any user's personal information to any third parties without authorization, except with the prior authorized consent of the user. Or the

personal information shared, transferred or publicly disclosed are de-identified, and the natural person subject of such information cannot be re-identified.

• Data Destruction

The Company has formulated the *Data Destruction Strategy and System* to store users' personal information based on the principle of "the shortest time necessary to achieve the purpose of processing," and promptly deletes or anonymizes users' personal information that has been canceled or actively deleted to reduce the risk of leakage of users' personal information.

• Measures against Data Theft and Leakage

The Company has deployed security protection devices at the network boundary to defend against any external attacks and monitor threat information. For data or network flaws and vulnerabilities, the Company has deployed vulnerability scanning tools to identify all kinds of vulnerabilities and potential hazards. The Company has deployed data leakage prevention products to identify and prevent abnormal data usage and outgoing from employee terminals. The Company carries out monitoring and auditing work at the application layer, host layer and data layer to protect user data in multiple aspects. The Company has dedicated positions to detect security risks and dedicated security personnel to continuously monitor, test, track and deal with various security devices and issues.

User Privacy Protection throughout the Product Life Cycle

In accordance with the *Method of Managing Software Development Process*, we strictly implement measures to control privacy and security risks at various stages, including software design, development, testing and launch, so as to minimize privacy and security risks during product development. In 2022, our privacy protection testing covered all of our products and Software Development Kits (SDKs).

• At the product design stage, the Company will detect and continuously track any product compliance risks and analyze any potential personal privacy information compliance risks in accordance with the *Guideline on Identifying Compliance Risk for Product Functionality Personal Information Protection* and use our self-developed "Shield" security platform to eliminate any potential risks from the very beginning.

• During the product development stage, the Company will strictly follow the *Security Development Reference* for secure coding, regulate code development behaviors, and reduce product privacy and security vulnerabilities.

• During the product testing stage, the Company will use the "Shield" to detect and fix any code vulnerabilities and business logic vulnerabilities. The Company will also conduct functional and compliance reviews of its products to ensure that all product versions are able to pass privacy and security audits before they are released based on functional availability.

• During the product launch stage, the Company will develop static and dynamic Android detection tools in accordance with national and industry security standards and specifications to continuously test the personal information collection behaviors of the App to ensure the compliance with regulatory requirements. The Company will also regularly engage third-party security agencies to carry out security assessments and strengthen the ability to detect privacy and security risks.

Privacy Issues Complaints and Handling

The Company has opened up multiple complaint channels including government regulatory agencies, exclusive emails for personal privacy protection and complaint telephones, and established specialized unit to handle complaints and reported events. For complaints involving personal information or privacy security, the complaint handling unit will prepare a handling plan and communicate with the user after consulting with the legal and compliance departments. If the user is not satisfied, the complaint will be transferred to the direct supervisor of the handling unit until the user is satisfied. In 2022, the Company received 10,063 complaints[6] about personal information security in total, all of which have been properly handled.

3 External Security Certification and Cooperation

We have continued to improve our security management, and all of our products have passed security-related certifications. In June 2022, BOSS Zhipin, Dianzhang Zhipin, and Kanzhun passed the level 3 certification for

(6) In 2022, the Company continued to improve and increase the management of personal privacy protection tags, and the number of tags increased exponentially. In addition, the Company opened new user registration in 2022, resulting in an increase in the number of users. Therefore, compared to 2021, the number of personal information security complaints has increased.

annual classified protection of cybersecurity. In September 2022, the Company received the "Data Security Management Capability Certification" issued by TLC Certification Center of CAICT.

We have actively communicated and cooperated with external organizations to accelerate the development of our network security system and security protection capability with the help of external resources. The Company has joined the National Information Security Standardization Committee (TC260), and actively participates in the discussion and review of network security related systems. In March 2022, the Company joined the China Cybersecurity Industry Alliance (CCIA) and participated in the preparation of the group standard, the Guide to Social Responsibility for Data Security and Personal Information Protection, led by CCIA, which was officially released in December 2022. In March 2022, the Company joined the Data Security Promotion Initiative (DSI) of the China Academy of Information and Communication Technology to provide intellectual support for the data security construction work of domestic enterprises.



Optimizing User Services

We attach great importance to our users' opinions and suggestions. As such, we have developed and follow the *Customer Service Center Performance Management Method*, the *Customer Service Center Business Process Manual* and other policies and standard operating guidelines to standardize customer service procedures, speed up our response and ensure that user complaints can be properly handled. The Company has also established a customer service center to handle user problems and complaints in a timely manner.

1 Complaint Receiving and Handling

We fully consider the habits of different users and have opened up many feedback and complaint channels, such as computer and App feedback, 400 hotline, internet phone, and emails, to encourage our users to provide real-time feedback and complaints. We have developed effective and fast user complaint handling procedures, verifying and classifying user complaints and feedback, and handling them in real-time through customer service staff or by reporting them to senior management members for evaluation and resolution. At the same time, our quality inspection department is responsible for reviewing and supervising the entire process of user complaint handling to ensure that complaints are handled effectively.

During the complaint handling period, our customer service team will provide timely feedback to the user at each step in the process, and take the initiative to inform the user after receiving final results. After the complaint is handled, we will conduct a user satisfaction survey through verbal evaluation, online evaluation and SMS invitation to continuously improve our service quality. We will also assign dedicated personnel to make satisfaction visits to key users to learn about and record the user experience. The customer service team will prepare user feedback every week and communicate with the product and R&D departments on a regular basis, using user feedback as a basis for optimizing product features. In 2022, the Company successfully passed a group evaluation based on the *Internet Enterprise Complaint Handling Quality Service Standards* organized by the Internet Society of China, becoming one of the first enterprises to pass said evaluation.

Channels for User Complaints and Feedback

Reporting email:

jubao@kanzhun.com

Reporting tel.:

400 065 5799

Direct communication hotline for elders:

400 661 6030

User Complaint Handling Process






During the reporting period, the Company received 172 valid complaints[7] in total under the customer service category. As of the end of 2022, the Company's customer service team has developed the ability to respond to user complaints within 2 hours and finish the handling within 1 business day. In 2022, the user service satisfaction rate[8] increased to 97% from 95% in 2021.

2 Upgrading Service Experience

We have established a dedicated feedback mechanism for groups with special needs and provide customized services based on user characteristics. For our elderly users, we have set up a special line to reduce their difficulty in calling in and assigned special personnel to explain and guide them to use our products. For paid users, we have developed a specialized team to establish a long-term contact mechanism with them and assigned dedicated personnel to assist them with platform use, job posting specifications and recruitment process skills, so as to provide our users with a smooth and convenient experience.

3 Training for Customer Service Personnel

To better serve our users, we have been strengthening the business skills of our customer service personnel by providing them with more than 100 training courses in four categories: business knowledge, business skills, general courses, and management courses, including "Introduction to Product Features," "How to Answer Questions Clearly," and "How to Handle User Objections." In 2022, we conducted more than 700 training sessions for our customer service personnel, covering more than 7,200 attendees, through online and offline trainings.

(7) Valid customer service complaints: includes reasonable complaints about product functions and service quality· requests to solve problems or claims, etc.
(8) User service satisfaction rate: the number of users who rated the service as "satisfied" and "very satisfied" / the total number of users who rated the service *100%

Intellectual Property Management

The Company attaches great importance to the protection of intellectual property and strictly abide by the *Civil Code of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, the *Copyright Law of the People's Republic of China*, the *Patent Law of the People's Republic of China*, the *Regulation of Beijing Municipality on the Protection of Intellectual Property Rights*, and other laws and regulations. The Company set up intracompany rules on the protection of intellectual property and requires employees to sign its *Ownership of Intellectual Property Rights and Confidentiality Agreement*, providing comprehensive strategic protection to the Company's brand and regular operations. The Company rigorously implements registration and recording of intellectual property, strengthens internal and external monitoring, regularly screens for infringement and improves the compliance process for internal use of intellectual property.

1 Intellectual Property Management Structure

To reinforce the management of intellectual property, we conduct a strict compliance audit on marketing activities and product design, and have built a framework for the collaborative management of intellectual property by the Law Affairs Center, Administrative Department and Business Department:

• Led by the Company's legal officer, the Law Affairs Center is responsible for normal application, administration and protection of intellectual property. The Center is also responsible for setting up and managing an intellectual property ledger, registering and applying for intellectual property, and performing proactive monitoring on the application and market situation of third-party intellectual property. When infringements happen, the Law Affairs Center will follow the steps below to take protection measures on intellectual property:

1. Respond timely, perform legal investigation and exercise professional judgment;
2. Define work objectives and develop work plans accordingly;
3. Submit the report on infringements and the response plan for internal audit;
4. Define and implement responses.

• The Administrative Department is responsible for managing legal documents and certificates related to intellectual property, including trademark registration certificates, patent certificates, copyright registration certificates and change certificates.

• The Business Department is responsible for finding potential intellectual property risks and infringements initiatively, interfacing the needs of rights protection with third parties, and timely passing on to the Law Affairs Center.

Additionally, the Company also deploys external agents to regularly monitor and screen suspected intellectual property infringements. After verifying an identified infringement, we send a Lawyer's Letter to infringing parties, and may even file a lawsuit depending on the behavior of the infringing parties, to protect the Company's intellectual property effectively.

2 **Intellectual Property Management Measures** We shall continue to protect the trademarks of the Company. The Law Affairs Center is responsible for executing related protection measures, which include but are not limited to: setting up and timely updating our trademark ledger with maintenance provided by a specially-assigned person; timely communicating trademark application needs to the Business Department; conducting trademark monitoring internally or through entrusted agencies; taking preventive measures with respect to risky trademarks of third parties (e.g., applying for the cancellation, raising objections, etc.); registering defensive and joint trademarks; and filing lawsuits against third-party trademark infringements.

We not only protect the intellectual property of the Company, but also respect and protect the intellectual property of others. We strictly abide by company rules and other compliance processes, following the principle of "search before using" for newly registered trademarks to avoid infringement of third-party trademark rights. In 2022, we released *BOSS Zhipin Intellectual Property Protection Rules* to the public and defined standard procedures for complaints and appeals of intellectual

property violations or infringements to protect the legitimate rights and interests of third-party obliges. Upon receipt of complaints, we shall delete and ban allegedly infringing content in accordance with the law and received complaint materials.

We strengthen the protection of intellectual property rights of obliges by adopting a "front-end to back-end" approach:

• Front-end: Screen recruitment enterprises for violations of famous brands, preventing infringements in the first place;

• Back-end: Launch and continuously update "Intellectual Property Rights Protection Workbench" to help recruitment enterprises protect their legal rights, and improve processing efficiency and transparency.

We are committed to promoting the Company's development through independent innovation. As such, we have consolidated the benefits of intellectual property and improved employee motivation with respect to innovation and creativity through our intellectual property incentive mechanism. We formulated our *Incentive Measures for Patents* to encourage employees to undertake innovative research and development work, as well as to award bonuses and remuneration to inventors and designers, who retain the right of authorship when they obtain patent rights for their on-the-job inventions.

By 31 December 2022, the Company held 612 registered trademarks, 95 patents (including patents for invention and design patents), and completed 71 software copyright registrations. In 2022, the Company did not incur any intellectual property violations or infringements.

3 Intellectual Property Training Sessions

To strengthen the Company's employees' awareness of intellectual property protection and improve their awareness of the importance of innovation and development, the Company actively conducts training sessions, which include but are not limited to the protection of product design intellectual property, daily operations and auditing of intellectual training sessions and procedures for processing infringement-related complaints. Meanwhile, we have carried out targeted trainings for key departments and two special trainings for the Product Design Department and Research and Development Department. Training content includes the introduction of the Company's patent management system as well as problem solving for common intellectual property issues in design works, effectively improving employees' awareness of respecting and protecting intellectual property rights.

Responsible Marketing

We strictly abide by *Advertisement Law of the People's Republic of China* and other laws and regulations on advertising and marketing. We have also improved our audit and compliance process for advertising and marketing content and have taken prompt action to correct and handle false advertising, misrepresentation and other problems, ensuring that our advertising and product marketing activities meet legal and industrial compliance requirements as well as government regulations. In 2022, the Company did not incur any advertising violations or infringements.

1 Strengthen Management of Key Areas

We conduct thorough reviews of copywriting, product introductions, company profiles and advertising graphics through product compliance audits, contract review, legal consulting and other means. The Company implements compliance risk monitoring at every stage. For important stages such as advertising provider review, advertising creative design and advertising contract signing, several departments share the responsibility and cooperate with one another to strictly control the compliance risks of advertising, as follows:

Advertising provider reviewing session:
the Legal Affairs Center and the Purchasing Department shall review the compliance of advertising agent qualifications and contractual capacity.

Advertising creative designing session
the Public Relations Department, Government Relations Department and Legal Affairs Center shall review the legality and compliance of advertising content from different dimensions.

Advertising contract signing session
the Legal Affairs Center shall review the compliance risks of advertising contracts.

2 Improve our identification capabilities for advertising content

As of 2022, our identification system for advertising content is able to comprehensively check advertising content for compliance and review materials with high frequency impressions and exposures. We established a filtration system for sensitive words to screen advertisements for illegal words. By combining machine recognition and manual review, we can strictly control advertising content and ensure that it conforms to laws and regulations. Meanwhile, regarding the latest regulations covering celebrity endorsement, we publicized, interpreted and implemented the new regulations throughout the Company, provided further compliance suggestions to key departments, and formulated related contract templates and implementation plans for its obligations, further reinforcing the Company's compliance in terms of celebrity endorsement.

3 Regulate the advertising release process

For advertising release in a third-party advertising platform, the Company shall provide related legal, authentic and effective proof materials or a letter of commitment as required by regulators and the advertising platform. An advertisement can only be released after being approved by regulators and the advertising platform. Additionally, the Legal Affairs Center shall check on business lines (e.g. product development, creative design, marketing, etc.) from multiple dimensions to strictly prevent advertising and service promotion compliance risks.

4 Empower advertising review team

In 2022, we empowered the advertising review team to disseminate compliance information and analyze illegal cases, thereby improving the team's awareness of risk compliance. Moreover, we reviewed scripts used by business personnel during videoconferencing to regulate and monitor their statements and actions. To establish a unified review standard for recruitment enterprises' job position information, we offered compliance training sessions to operational staff and informed them that any marketing advertisements, commercial promotions and other related content are banned in job position information, improving our internal team's awareness of common violations.

Developing Together with Our Employees

Kanzhun strictly abides by the *Labor Law of the People's Republic of China,* the *Law on the Protection of Women's Rights and Interests of the People's Republic of China,* the *Law on the Prevention and Control of Occupational Diseases of the People's Republic of China,* the *Regulations on the Prohibition of Child Labor,* and other relevant laws and regulations to effectively protect the rights and interests of our employees. We have established and improved various internal policies to define the standards for employee recruitment, employment termination, working hours, leaves, compensation and benefits, performance appraisal, promotion channels, and employee communication and complaints. We fully respect and strictly protect the rights and interests of our employees, optimize our talent attraction and retention methods and continuously strengthen employee training. We also care about employees' physical and mental health, provide them with a fair, extensive, and inclusive space for development, and promote a harmonious relationship between the Company and our employees.



Insisting on Diversity and Equality

We advocate a workplace culture of equality and diversity and continue to optimize our recruitment channels and methods to improve employee diversity. We firmly oppose workplace discrimination, adopt a "zero tolerance" attitude towards sexual harassment in the workplace, and are committed to providing a comfortable and inclusive working environment for our employees.

1 Talent Attraction

We have formulated the *External Talent Supply Management System*, the *Job Description Release Specification* and the *Recruitment Workbook* to continuously optimize our recruitment process and expand our talent pool. The Company has carried out "Project-Based" social and campus recruitment activities, opened up internal recommendation and other channels for recruitment, and actively hires quality talents who meet our position requirements. In 2022, we held a series of recruitment activities, such as our *Onward Autumn Recruitment Festival*, to provide outstanding candidates with a new channel for school recruitment and internship.

To manage the whole recruitment process online, the Company has put its self-developed internal recruitment system into operation and established an interview and evaluation system based on a job competency model. The Company's interviewers can send interview invitations to interviewees, make business evaluations and record recruitment results through the Company's own platform, the BOSS Zhipin App, which improves recruitment efficiency and helps our team share information and review the recruitment process.

The Company will regularly review its recruitment practices and provide training to recruiters to maintain a professional and compliant recruitment process. In accordance with the *Background Check Management System of Kanzhun Limited*, we perform rigorous background checks, verifying the identity of selected candidates prior to onboarding to avoid mistakenly using child labor. We also fully respect the will of our employees and ensure that they are voluntarily joining the Company, so as to prevent forced labor. Since its establishment, the Company has never employed any child or forced anyone to work. In the case of any violation, we will punish the relevant personnel in accordance with the *Disciplinary Rules for Labor Practices* and take appropriate remedial measures for the affected parties.

The Company will, based on its business plans and development goals, summarize and analyze the composition, performances, values and growth of its employees every six month, and make a recruitment and staffing plan to meet its development needs, including the number of positions, competency requirements and arrival time. On our self-developed internal management platform, we have developed an organization data board and a talent data board. The organization data board contains personnel change trends and the distribution of employees by gender, age, level, and years of service. The talent data board contains the basic information and growth trajectory of the team under management. Both boards are used to help management understand the situation of the team under management and make clear management decisions in real-time.

2 Equality and Inclusion

The Company has issued the *Statement against Workplace Discrimination and Sexual Harassment* to clearly oppose recruitment discrimination, workplace discrimination and workplace sexual harassment, and ensure that our employment policy of equality and diversity can be effectively implemented, so as to create a harmonious, equal, inclusive and friendly working environment for our employees.

Statement against Workplace Discrimination and Sexual Harassment

Employment equality is one of the basic rights enjoyed by workers according to the law, and workers shall not be discriminated against because of any unreasonable factors such as nationality, race, gender, religion, age, disease, geography, disability, or marital status. The Company is committed to providing a comfortable, equal, and safe workplace for its employees, and hereby solemnly declares that:

▪ The Company opposes recruitment discrimination
The Company does not treat any job applicants unfairly or differently for factors unrelated to employment in any recruitment processes, such as job information release, interview and hiring.

▪ The Company opposes workplace discrimination
The Company does not treat any employee unfairly or differently due to any factors unrelated to work in scenarios such as task assignment, evaluation for transfer to official employee, performance appraisal and benefits and compensation. Under special circumstances, the Company shall provide labor protection no less than the legal standard to eligible employees.

▪ The Company opposes workplace sexual harassment
The Company opposes any sexual harassment activity in the workplace by words, texts, images, or physical acts, as well as any disrespectful behavior towards anybody.

In addition, we have established the *Kanzhun Group's System for Preventing Workplace Sexual Harassment* to publish the measures for reporting, investigating, and punishing anyone committing workplace sexual harassment, as well as our protection measures for any reporters. At the same time, we have actively carried out anti-sexual harassment publicity in the workplace to raise our employees' awareness of self-protection.

3 Employee Communication

We always value employee communication and feedback, and listen carefully to our employees' concerns. We will openly seek and consider the opinions of all employees when revising our internal policies. We also encourage our employees to provide advice on our operations and management through internal online platforms, emails, meetings or interviews. We will promptly respond to any anonymous or real-name feedback and follow up on solutions on an ongoing basis. In addition, the Company has established a labor union to actively protect the legitimate rights and interests of our employees. In 2022, all issues reported by our employees on the feedback platform have been

resolved.

Employment Indicators		Unit	2022
Total number of employees		Person	5,647
Number of employees by employment type	Full-time	Person	5,602
	Part-time[9]	Person	45
Number of full-time employees by gender	Male	Person	2,870
	Female	Person	2,732
Number of full-time employees by age group	30 and under	Person	4,586
	31 to 50	Person	1,013
	51 and above	Person	3
Number of full-time employees by ethnicity	Ethnic minorities	Person	336
	Non-ethnic minorities	Person	5,266
Number of full-time employees by geographic region	The Chinese Mainland	Person	5,593
	Hong Kong, Macao, Taiwan and other countries or regions	Person	9

(9) Part-time employees refer to interns and consultants.

Employee Turnover[10] Indicators		Unit	2022
Total employee turnover rate[11]		%	26.59
Employee turnover rate by gender	Male	%	24.43
	Female	%	28.72
Employee turnover rate by age	30 and under	%	29.59
	31 to 50	%	9.07
	51 and above	%	25.00
Employee turnover rate by geographic region	The Mainland of China	%	26.60
	Hong Kong, Macao, Taiwan and other countries or regions	%	18.18



(10) The statistical range of employee turnover rate only includes full-time employees
(11) The total turnover rate = Number of formal employees who voluntarily left the Company during the reporting period / (Number of formal employees by the end of the reporting period + Number of formal employees who voluntarily left the Company during the reporting period) *100%.

Employee Diversity[12] Indicators		Unit	2022
Proportion of female employees		%	48.77
Proportion of female employees in all managerial positions		%	40.26
Percentage of female employees by management level	Proportion of female employees in junior managerial positions[13]	%	41.37
	Proportion of female employees in middle managerial positions[14]	%	31.94
	Proportion of female employees in senior managerial positions[15]	%	21.43
Proportion of female employees in managerial positions in sales and marketing departments		%	44.15
Proportion of female employees in R&D department		%	24.11
Proportion of ethnic minorities		%	6.00
Proportion of ethnic minorities in all managerial positions		%	5.25
Employees with disabilities		%	0.87

(12) The statistical range of employee diversity indicators only includes full-time employees
(13) Junior managerial positions refer to business team leaders, sales team leaders and directors
(14) Middle managerial positions refer to business unit leaders
(15) Senior managerial positions refer to executives, directors, and vice presidents

Guaranteed Compensation and Benefits

The Company will continue to optimize its compensation structure and has established a "performance-oriented" incentive system to provide employees with industry-competitive salaries and a fair and effective incentive mechanism. We will continue to attract and motivate outstanding talents and constantly optimize the benefit system for our employees to improve their happiness and satisfaction.

1 Employee Compensation System

To regulate employee compensation management, the Company has formulated the *Compensation and Bonus System* and the *Regulations on Rewards, Punishments and Labor Discipline* to determine reasonable compensation for employees according to their ranks, positions and personal abilities, as well as to determine incentive levels and salary increases based on their contributions to the Company's performance. We provide our employees with year-end bonuses and company-level rewards such as the CEO Award and Special Contribution Award to recognize their hard work and motivate them. The Company has also established a long-term incentive mechanism and granted equity incentives to employees and management members who have contributed to the long-term growth of the Company in accordance with the latest *Equity Incentive Plan.*

2 Employee Performance Evaluation

The Company has formulated the *Performance Management System* and the *Rules for Evaluation during Trainee Period* to continuously improve its performance evaluation system, integrating daily and annual evaluations to regularly evaluate employee performance and provide timely feedback on employee performance.

Daily evaluation:

According to the characteristics of departments and positions of the employees, the Company carries out performance management and daily evaluation for all employees in a flexible and varied manner. For sales and customer service departments, the Company has used monthly and quarterly key performance indicators (KPIs) for evaluation. The management shall set KPIs, reach consensus with employees on KPIs, and score the employees at the end of each month and quarter according to the completion of the indicators, which will be used for performance payroll. For the production, research and functional departments, the Company has used the management method of objectives and key results (OKR). Management shall communicate with employees at the beginning of the year to determine OKRs, break them into quarterly and monthly objectives, regularly review the OKRs, and provide timely feedback and counseling to employees on problems encountered in the process.

Annual evaluation:

Through the performance system, the Company will conduct a unified annual performance evaluation covering all official employees at the end of each year to evaluate the performance of employees in two aspects:

performance and values. At the same time, we have implemented a holistic evaluation approach, in which an employee's immediate supervisor shall fully take into account comments from the employee and his or her collaborators and subordinates, and comprehensively assess the employee's performance completion and values. After completing the evaluation, Company management will provide performance feedback to employees to help them identify any problems and improve performance.

If an employee has any objection to their salary or performance bonus payment, they may submit a request for consultation or complaint to HR Department within 3 business days after receipt of payment, such requests will be received and treated by the HR Department's salary team. After the request is received, the Company will verify and investigate it according to the Leave System, the Attendance System and the Compensation and Bonus System, and reply within 5 business days to ensure that the employee's problem can be solved in a timely and fair manner.

3   Employee Benefits and Activities

The Company has established and implemented the *Leave System* and *Attendance System* to continuously strengthen the construction of its employee welfare system and strives to enhance our employees' sense of belonging and happiness. We provide our full-time employees with statutory benefits such as contributions to five types of insurance and the housing fund, as well as supplementary commercial medical insurance and free annual medical checkups. In addition, the Company has built an employee charity foundation to provide full-time employees and their families with serious illness care,

holiday sympathy and emergency assistance services to fully convey the Company's care to our employees.

We also provide specialized assistance and care for various groups to attract and build a diverse and inclusive talent pool. We care about the health of female employees and provide them with extra paid leave during their menstrual periods. We also consider our employees' maternal needs and provide maternity leave, pregnancy checkup leave, breastfeeding leave, six-hour workdays during pregnancy, and other allowances and benefits for "working moms." We respect the religions and cultures of employees of different ethnic groups and provide religious holidays for employees of ethnic minorities. Furthermore, we actively support the employment of veterans and provide them with various positions in risk management, quality control, administration, and security.

The Company actively carries out various cultural activities and provides employees with generous benefits and care on important dates such as traditional festivals, birthdays, and work anniversaries. For the Spring Festival, the Company held its annual meeting lottery for all employees as well as its first cooking contest, providing employees with customized gifts for the Spring Festival as well as kitchen reconstruction funds. To enrich our employee's activities and hobbies in their spare time, we hold singing competitions, debates and outdoor team building activities, as well as the 1024 Technical Culture Festival for programmers, offering rich opportunities for employees to relax after work. In addition, we present gifts to our employees according to their tenure at our work anniversary celebrations to thank them for their long-term contributions.

 

Kanzhun's 1st Cooking Competition

 

BOSS Good Voice Singing Contest   Team Building Activity

 

Birthday Party for Employees   Employee Debate Competition

Supporting Talent Cultivation and Development

The Company always pays close attention to its employees' long-term career development and helps to improve their professional skills. As such, the Company has established the *Probationary Period Management System* and the *Trainee Period Management System* to create scientific and smooth career promotion channels for employees, continuously optimize the talent training system, enrich employees' professional skills, optimize the Company's leadership, and realize the mutual growth of employees and the Company.

1 Employee Promotion

Based on the advantages and interests of our employees, we have established a job ranking system to provide them with dual channels for management track training and professional development. We have further divided the professional channels into technical, product, design, marketing and sales, functional and other categories, and refined the promotion requirements for employees in different categories. In order to broaden our employees' career development space, we provide them with opportunities to change categories and support their comprehensive development according to their own will, abilities and expertise. We always adhere to the principle of fair, just and open promotion to regulate the promotion of our employees. The Company has established professional management committees for different professional categories, with committees responsible for optimizing professional categories' ability standards, initiating professional promotion evaluation every year, scoring employees' work performance and professional skills, determining their professional ranks, and providing guidance for their development. Also, to explore and select management talents with leadership ability, the Company has created two entry channels for its management track, nomination and employee application, encouraging employees to participate in the management promotion process.

Career Development Channels for Kanzhun Employees


Senior manager
Middle manager
Junior manager
Management channel
Professional channel
Authority
Expert
Key personnel
Experienced
Beginner


BOSS 直聘
无奋斗不青春 携手并进 BOSS直聘未来可期
销售管理部

2 Talent Development System

With a training model combining online and offline courses, we provide personalized and customized training programs for our employees, creating a flexible and enriching learning experience.

We have built a comprehensive and complete course system in four major areas of corporate culture, business competency, general competency and leadership development to meet the development demands of our employees.

• Corporate Culture: To introduce our corporate culture and values to all employees and help them to understand the Company's internal language system, code of conduct, and business metrics.

• Business competency: To teach job-related knowledge and skills and share experiences. We have developed corresponding standard courses for job competency requirements to empower employees in each category, and continuously improve their individual business competency.

• General competency: To improve employees' general competency comprehensively in six aspects, such as communication and expression, execution ability, awareness of rules, teamwork, pursuit of excellence, and logical analysis.

• Leadership development: To improve management and leadership skills, meet the capacity enhancement needs of management members at different levels, and forge their leadership abilities through training camps.

We have introduced innovative online and offline trainings to provide our employees with a flexible and comprehensive learning platform.

For online training, we have built a self-developed online learning platform, continuously expanded company-level, department-level and other public courses, created a resourceful internal course knowledge base and encouraged our employees to learn on their own. By the end of 2022, 116 online courses were available on the learning platform, covering all stages from initial introductory training to advanced competency enhancement.

For offline training, we have provided face-to-face courses, sharing sessions, concept teaching and in-person practices to our employees to enhance the training effect through diverse means. Each branch office of Kanzhun has set up full-time training positions, and by sharing class schedules, we can realize free class appointments, online classes and interactions, effectively coordinating training instructors in different cities to guarantee training quality.

In 2021, Kanzhun issued the *Rules on Education Enhancement Subsidies for Non-Commercial System Managers* and the *Rules on Education Enhancement Subsidies for Sales Department Officers* to encourage our employees to pursue further education and provide at least 50% tuition subsidy for sales staff who could successfully obtain a bachelor's degree or higher. In 2022, the percentage of sales employees who obtained a bachelor's degree or higher increased by 16% compared to 2021.

Kanzhun's Talent Development System


Indicators
Training System
Classic Program
Leadership Program
Management Reserve Training
Frontline Management Training
Senior Management Reserve Training
Advanced General Skills Training
Internal Trainer Certification Program
Incumbent Employees Program
Experience Sharing Sessions
Training & Certification
Trainings targeting different occupational knowledge and skills
Intermediate General Skills Training
New Employee Guides Program
Internal Trainer Certification Program
Interviewer Certification Program
New-Hires Program
Experienced-Hires Training
Fresh Graduate Training
Beginner General Skills Training
The Dandelion Project
Foundation Stone Program

3 Classic Training Programs

We provide our new employees with induction training to help them learn about the corporate culture, job responsibilities and work tasks and goals, and help them adapt to the environment of the Company as soon as possible. For employees on duty, we make customized growth and development plans to help them improve their business skills. The Company attaches importance to the reserve and training of management talents and has developed a reserve manager training strategy to help managers improve their managerial skills.


初遇视频之采集和播放
BI Factory Training (1)
BI Factory Training (2)
Tableau I Basic Training (1)
产品认识
Tableau I Basic Training (2)
设置数据&组织数据
Tableau I Basic Training (3)
简化数据&日期数据切片
Tableau I Basic Training (4)
使用多个度量&快速表计算
Tableau I Basic Training (5)
查看特定值&排序
Tableau I Basic Training (6)
自定义计算&显示数值之间的关系

Online learning platform

The classic training programs of the Company are as follows:

The Dandelion Program	The Dandelion Program is a growth and development program for new employees recruited directly from schools. Its purpose is to help graduates adapt to the workplace environment and make the transition from student to employee. We have assigned professional coaches for our new employees to provide trainings in different aspects such as corporate culture, management codes and business skills. In 2022, the Dandelion Program helped 661 new employees recruited from schools become full-time employees of our Company.
“Triple-Door” New Employee Training Camp	The Sales Department has held a "Triple-Door" training camp for new employees to help them "join the industry, join the Company and join the jobs." The training camp covers cultural integration, product knowledge and business skills, and guides new employees to systematically gain professional knowledge through courses, trainings, games and practices. In 2022, we held 16 training camps with 1,334 participants.
Internal Trainer Certification Program	We have improved our internal trainer training system, developed internal instructor certification courses and systems, provided internal certification for instructors at different levels and in different professional fields, and empowered business experts to extract, distil and pass on professional knowledge. In 2022, 86 new internal trainers were certified, 235 professional courses were developed, and more than 900 hours of lecture were provided, covering 3,300 offline learners.

The classic training programs of the Company are as follows (Continued):

Interviewer Certification Program	Training interviewers is an important means for ensuring the quality of the talent pool in a company. In 2022, Kanzhun trained 126 access-level interviewers and certified 92 of them, covering 8 professional categories, to provide adequate personnel and technical support for the initial interviews. To ensure that interviewers can carry out interviews in accordance with our standard procedures, we have established a mechanism to follow up on the day-to-day behaviors of interviewers. We conducted 7 follow-up reviews in 2022.
New Employee Guides Program	Our New Employee Guides help probationary employees become familiar with our working environment and content in order to achieve their probationary goals. We have set up a comprehensive training and certification mechanism for New Employee Guides to empower them to comprehensively improve their theory, practice, and coaching feedback skills. In 2022, Kanzhun trained 238 Guides in total.
Foundation Stone Program	In order to improve the overall quality of our employees, the Company has developed the Foundation Stone Program to build a general competency course system covering 22 courses in 5 categories according to the qualifications of different positions and grades. We have set up training processes including online experience, offline interaction, case collection, experience sharing and group PK to help employees better master their knowledge and skills. In 2022, a total of 1,073 employees participated in the program.
Management Reserve Camp	We have developed a management reserve training camp with excellent instructors to provide job practice opportunities for trainees who intend to move into management positions, helping them to expand their insight and practice their management skills. The training camp combines face-to-face courses with action learning to provide participants with competency training in management responsibility awareness, goal management, performance management, interviewing, and employee motivation. In 2022, a total of 59 highly-qualified team members were trained through the camp, 20 of whom were promoted to management positions, providing the Company with a sufficient reserve of leadership talent.

The classic training programs of the Company are as follows (Continued):

TL Growth Training	The Company's sales department provided TL Growth Training for new team leaders in 2022 and carried out systematic training according to a team leader competency model. Meanwhile, for team leaders on duty, the Company organized "TL growth meetings" twice a month to promote the exchange of experience and insight among managers and improve their management skills through trainings, interviews, sharing, and skill PK.

Employee Training[16] Indicators		Unit	2022
Average employee training hours		Hour	92.54
Average training hours of employees by management level	Senior management	Hour	10.00
	Middle management	Hour	18.11
	Junior management	Hour	47.93
	Non-management	Hour	100.14
Average training hours of employees by gender	Male	Hour	90.92
	Female	Hour	94.16
Percentage of employees trained		%	100
Percentage of employees trained by management level	Senior management[15]	%	100
	Middle management	%	100
	Junior management	%	100
	Non-management	%	100
Percentage of employees trained by gender	Male	%	100
	Female	%	100

(16) The statistical range of employee training indicators only includes full-time employees

Protecting Health and Safety

We attach great importance to the health and safety of our employees and are committed to creating a safe and comfortable working environment, preventing workplace safety accidents, and conveying the concept of positive, healthy and happy living.

1 Workplace Safety

Based on the *Occupational Disease Prevention and Control Law of the People's Republic of China* and the *Occupational Health and Safety Management System Guidelines* as well as other relevant laws and regulations, Kanzhun has developed the *Fire-Fighting Safety Management System*, the *System for Beijing Huapin Borui Network Technology Co., Ltd. to Control COVID-19* and other internal policies to protect the health and safety of our employees in real terms.

The Company has established a safety team and assigned workplace safety inspectors to continuously improve safety management and detect and reduce safety risks in the office area. We regularly carry out trainings related to fire-fighting safety, fire extinguisher knowledge, emergency assistance and other safety topics to reduce safety hazards in the workplace. In 2022, we conducted fire-fighting safety training and workplace safety risk check training for all safety inspectors in our Company's headquarters, improving the knowledge, professional skills, and emergency response capacity of our safety inspectors.

2 Physical and Mental Health of Employees

To protect the health of our employees, we provided gymnasiums with a total area of 2,366 square meters nationwide and built the People Health Care Center (PHCC) to provide customized health management courses to our employees, including personal training, group class training, physical therapy rehabilitation and other health knowledge courses. We have also cooperated with famous desk and chair manufacturers to develop multi-functional adjustable desks and massage office chairs to enhance employee comfort in our working environment and prevent secondary health conditions caused by a sedentary lifestyle. In 2022, PHCC organized 494 hours of offline group courses and team building courses as well as 34 hours of online live courses, and published 78 new media texts.

We also consider the mental health of our employees and established the Psychological Service Care Center (PSCC) to provide free psychological counseling services. The PSCC consists of professional counselors who can provide our employees with diverse mental health services such as individual counseling, group counseling, psychological assessment, art therapy and mental health lectures. In 2022, PSCC conducted 62 counseling group sessions, covering 610 attendees. In 2022, PSCC also provided counseling services to employees 132 times.

In 2022, the total number of workdays lost due to work-related injuries[17] (including work-related injury leaves) was 368. Other employee health and safety indicators are shown in the following table:

Health and Safety Indicators	Unit	2022	2021	2020
Number of work-related fatalities	Person	0	0	0
Work-related fatality rate	%	0	0	0






(17) Number of workdays lost due to work-related injury incidents as determined by the local Human Resources and Social Security Bureau.

Practicing Green Development

We uphold the mission of protecting the environment and natural resources in our operating areas and strive to achieve green operations throughout our value chain by leveraging our business development. We strictly abide by the *Environmental Protection Law of the People's Republic of China* and the *Energy Conservation Law of the People's Republic of China* as well as other relevant environmental protection laws and regulations. We also have formulated relevant schemes and promotional materials such as *Green Office - We are Taking Actions* and *Doing Our Best to Reduce "Carbon" on the Earth*. To actively respond to climate change, we consider energy consumption factors such as the Power Usage Effectiveness (PUE) value of our leased data center, and have integrated the sustainable development concepts of energy conservation, emission reduction and environment protection into our products and our entire value chain, while also encouraging our value chain to participate in environmental protection actions.



Our impact on the environment and natural resources stems mainly from the emissions and resource consumption generated by the daily operations of our offices. Our primary resource consumption includes the electricity, water and paper required for our work. To minimize our environmental impact, Kanzhun has set a series of realistic environmental goals.

Year 2022 Environmental Goals Setting

Energy Conservation and Emission Reduction	By the end of 2023, servers procured by the Company with energy-saving and environmental protection certification shall account for more than 99.96%;
	By the end of 2023, network equipment procured by the Company with energy-saving and environmental protection certification shall account for 100%;
	By the end of 2023, the average annual PUE of our leased data centers shall be no higher than 1.33.
Water conservation	By the end of 2023, all of the hand-washing sinks in our Beijing office buildings' self-constructed restrooms will be equipped with water-saving faucets.
Waste Reduction	From 2023 onwards, 100% of the hazardous waste generated by our offices in all of our operating locations will be collected by qualified recycling companies;
	By the end of 2024, 100% FSC-certified[18] printing papers will be applied in all our operating locations;
	From 2023 onwards, 100% of the waste generated by our Beijing office buildings will be disposed of by type.

(18) FSC (Forest Stewardship Council), was established in 1994 and has been working for years to improve forest management around the world. The FSC mark on a product means that its production adheres to a set of stringent requirements and meets the standards of environmental suitability, community benefit and economic viability.

Creating Green Products

As China's largest online recruitment platform, we provide products and services with green attributes for both enterprises and individual job seekers. To create a one-stop platform for online communication, interviewing, and recruitment for both enterprise users and job seekers, we support the online publication of electronic job information and the modification of individual resumes. By leveraging our business' distinctive online features, we enable the reduction of greenhouse gas emissions due to travel and in-person interviews between job seekers and employers, as well as the usage of paper for job posting, CVs and job offers. As of the end of 2022, Kanzhun had a total of 28.7 million annual average MAUs and hosted 3.1 billion chats per month on its platform, significantly transforming the number of offline interactions that may have otherwise occurred between job seekers and enterprise users.

Promoting Green Office

We have integrated the concept of environmental protection into all aspects of our daily operations and continuously enhance our environmental management through systematic management and regular supervision. We adhere to the principles of sustainable development and low carbon emissions. In July 2022, the environmental management system of our Beijing Huapin Borui Network Technology Co., Ltd. was certified under ISO14001 standards. Our Beijing headquarters' property management firm has also obtained the ISO14001 Environmental Management System Certification.



1 Enhancing Energy Management

We consistently focus on the rational use of energy and work to enhance our office building power consumption management. We have defined monthly and quarterly workplace power consumption inventory requirements to timely identify workplaces with abnormal power consumption. We then analyze the causes based on real-time power consumption data and take a series of office energy-saving measures, including but not limited to: gradually expanding the use of LED energy-saving lamps to reduce the use of traditional high energy-consuming devices; installing seals on the windows of the Company's office buildings to avoid the loss of indoor heat and reduce air conditioner utilization; and designating specialized personnel to conduct routine inspections of office areas to ensure lights are off when not in use. We also regularly examine our buildings' central heating and cooling systems, replace or clean air filters to reduce the running resistance of fans and pumps, and moderate the air temperature according to season (e.g., not lower than 26 degrees in summer and not higher than 20 degrees in winter), to minimize unnecessary energy consumption in the Company's daily work.

In addition to reducing unnecessary energy consumption in our daily operations, we also attach great importance to investing in and adopting renewable energy. We focus on and advocate for the installation of renewable energy equipment in our daily operations whenever possible, such as promoting the use of solar streetlights or solar water heaters in the office park. In 2022, our Shenzhen branch purchased renewable energy certificates to indirectly invest in wind power projects, offsetting the carbon emissions generated by the Shenzhen branch's operations in 2021, and realizing year 2021 carbon neutrality.

2 Reducing Energy Consumption

We strictly comply with the *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes* and other relevant regulations, and have set up sorting trash bins in our Beijing and Shanghai offices to implement waste sorting management. For hazardous waste and scrap electronic devices generated in offices, we collect them separately and deliver them to qualified recycling companies for harmless disposal.

In keeping with our green commitment to resource conservation, we have also undertaken a number of water and paper conservation initiatives. We have installed Level 2 water-efficient fixtures and accessories in some offices, and installed sensor-based water-saving fixtures in certain areas. When water leaks are discovered, we will notify the property management department and repair them in a timely manner to reduce water waste in offices.

We are also actively promoting a "paperless office" concept to our employees by transferring office documents online and holding online meetings, as well as encouraging double-sided printing to reduce unnecessary use of paper. In the future, we will also gradually increase our procurement of FSC-certified papers to help maintain the biodiversity and sustainability of forests.

3 Raising Employee Awareness of Environmental Protection

As a company practitioner of green culture, we continually promulgate the concept of environmental sustainability throughout our company. We actively promote environmental protection-related content using the administration account of our internal employee communication platform and post environmental slogans in our office buildings, as well as energy-saving and water-saving signs around electrical appliances and water facilities to raise employees' awareness of environmental protection. Moreover, we encourage our employees to use public transportation more frequently and walk or ride bicycles to reduce greenhouse gas emissions generated by commuting.

Tackling Climate Change

As a responsible internet company, we focus intently on climate-related risks and opportunities and their impact on our daily operations. To operate in a more stable and sustainable manner, we have incorporated climate change into our risk management system. We have actively identified and assessed the impact of physical risks, transformation risks and opportunities brought by climate change on our products and business and developed corresponding risk management strategies.

Climate-Related Risks, Opportunities	Description of Potential Impact	Description of Response Measures
Physical Risks	Extreme weather conditions such as thunderstorms, floods, extreme low temperatures, typhoons and other drastic natural factors are likely to cause damage to power or water facilities required for the Company's operations, resulting in the unstable operation of the Company, which in turn may increase our operating costs and the cost of maintaining our assets, equipment and facilities.	We have prepared the *Flood Control Emergency Plan* and the *Kanzhun Business Continuity Management Measures*, equipped our offices with professional emergency and rescue equipment, and regularly conducted safety and emergency drills and rescue trainings. We have improved the environmental management system of our office buildings and conducted inspections to identify risks and hazards. We have also purchased and maintained insurance for our assets, such as the Ping An Public Liability Insurance for our Three-Start office in Beijing.

Climate-Related Risks, Opportunities	Description of Potential Impact	Description of Response Measures
Transitions Risks	The implementation of new national regulations related to climate change will drive technology R&D in a more sustainable way, which may increase related R&D investment and compliance costs. The long-term nature of R&D activities will also place greater demands on the stability of corporate policies and the precision of corporate strategies, potentially increasing the Company's operating costs.	We will continue to monitor the changes in climate change-related policies and improve our corporate stability in response to such changes. Simultaneously, we will conduct a more thorough analysis of domestic and international situation, increase our investment in green technology R&D, and improve the strategic level of company deployment in order to better adapt to the changes in future development trends.
Opportunities	As the importance of green transformation grows in the global market, enterprise users are likely to pay more attention to their own green development and efficiency. Our online recruitment businesses can help enterprise users reduce their greenhouse gas emissions from the recruitment process. We have an advantage as an internet platform company in providing digital green transformation, and the Company's commitment to green product development and innovation may bring us revenue growth.	We have a wide range of online products and services to help enterprise users in their digital green transformation while promoting a more rational allocation of human resources (see"Creating Green Products").

The Board is tasked by the Audit Committee to consider and monitor any issues related to climate risks. During the reporting period, the Audit Committee reviewed Kanzhun's annual carbon emissions as well as its response measures to deal with climate-related risks and opportunities.

In the future, we will continue to improve our ability to respond to and manage climate-related risks and opportunities, as well as accelerate the process of our business's low-carbon transformation while actively responding to climate change.

The following are our key environmental performance indicators. We do not have our own data center at present. The emissions and resource and energy consumption of our leased data centers are the responsibility of the operators, whose data is not included in our disclosure herein. Our water supply is from the municipal tap water supply and we have experienced no issues in obtaining water.



Table of Environmental Performance Indicators

Environmental Performance Indicators [19]	Unit	2022
Total GHG emission (Scopes 1 and 2) [20,21]	Tonne CO_2e	1,946.50
GHG emission intensity (Scopes 1 and 2)	Tonne CO_2e/person	0.36
Total energy consumption[22]	MWh	2,952.06
Energy consumption intensity	MWh/person	0.54
Hazardous waste[23]	Tonne	0.18
Hazardous waste discharge intensity	Tonne/person	0.000032
Non-hazardous waste[24]	Tonne	502.60
Non-hazardous waste discharge intensity	Tonne/person	0.09
Total water consumption[25]	m^3	132,444.17
Water consumption intensity	m^3/person	23.86

(19) The Company continued to improve its environmental data statistical capability and expanded the scope of environmental data reporting in 2022 to cover approximately 98% of the Company's operation. Meanwhile, the Company's employees and leased office spaces have increased during the year, including but not limited to Beijing, Shanghai, Tianjin, Sanya, Changsha, Chongqing, Suzhou and Fuzhou, resulting in a year-over-year increase in the Company's total GHG emission, total energy consumption and total water consumption in 2022. Due to the nature of the business, data regarding packaging materials are not applicable to the Company.

(20) Due to the nature of the business, the material air emissions of the Company are GHG emissions arising from purchased electricity. The carbon footprint mainly includes leased offices that operate in the Mainland of China. The Company does not involve emission sources that cause direct GHG emissions.

(21) GHG inventory includes carbon dioxide, methane, and nitrous oxide. GHG emissions data is presented in carbon dioxide equivalent. The GHG calculation methodology is based upon the 2019 Baseline Emission Factors for Regional Power Grids in China issued by the Ministry of Ecological Environment of the People's Republic of China and the 2006 IPCC Guidelines for National Greenhouse Gas Inventories issued by the Intergovernmental Panel on Climate Change (IPCC).

(22) Due to the nature of the business, the material energy consumed by the Company is purchased electricity. Total energy consumption is calculated based upon the data of purchased electricity with reference to the coefficients in the national standards of the PRC General Principles for Calculation of the Comprehensive Energy Consumption (GB/T 2589-2020).

(23) Hazardous waste produced by office buildings mainly includes waste toner cartridges and waste ink cartridges from our printers.

(24) Non-hazardous waste produced by office buildings mainly includes domestic, electronic waste and security equipment.

(25) Water supply mainly comes from the municipal water supply, and there is no issue in sourcing water. The water consumption during the Reporting Year is calculated based on the coefficients in the 2021 China Water Resources Bulletin published by the Ministry of Water Resources of the People's Republic of China.

Building a Sustainable Supply Chain

The Company always upholds the principle of environmental protection and has adopted the supplier management policy of "sincere service, strive for excellence, energy-saving and cost-reducing, pollution prevention and emission reduction, elimination of potential hazards and health protection." We also detect and evaluate the environmental and social risks of our suppliers with respect to supplier access, employment, evaluation, maintenance and withdrawal, prioritize the selection of environmentally friendly and green products, explore environmentally friendly business models together with our partners, and create a responsible and sustainable supply chain. To standardize our suppliers' environmental and social risk management, we have been actively preparing and promoting the development of systems related to supplier procurement management in 2022.



Supplier Access and Engagement

The Company has established a standardized supplier access process as well as an approval system to ensure transparency and fairness in procurement. We have added the *Notice to Related Parties* in our tendering documents, requiring all potential suppliers to fully consider such factors as product quality, environment, occupational health and safety in operations. As such, we work to fulfill the obligations of protecting the environment and ensuring occupational health and safety together with our suppliers.

Before purchasing any products and services, the Company will conduct qualification audits on all potential suppliers, including environmental protection qualification, quality licensing, and business ethics compliance, to fully understand and evaluate suppliers' environmental and social risks and ensure that their qualifications meet the Company's requirements. For suppliers who have failed to pass the audit, we will seek alternative suppliers and conduct the qualification audit again. In the bidding and price comparison stage, the Company will invite at least three suppliers to conduct fair and fully competitive negotiations and consultations to ensure that suppliers' products and services match the Company's procurement needs. The Company is always mindful of its suppliers' environmental

qualifications during the procurement process for office furniture, office computers, customized gifts, and electronic equipment, and actively purchases green products and services.

We require all of our suppliers to authenticate their real names and sign an *Integrity Agreement* before formally commencing work, and to uphold the responsibilities detailed therein related to integrity, confidentiality obligations, and reporting of dishonest behaviors. In 2022, in the supplier engagement phase, all suppliers cooperating with the Company signed the *Integrity Agreement*. As of the end of 2022, the number of suppliers with whom the Company cooperates is as follows.

Supplier Indicators		Unit	2022
Total number of suppliers		Number	200
Number of suppliers by region	The Mainland of China	Number	192
	Hong Kong, Macao, Taiwan and other countries or regions	Number	8

Supplier Evaluation and Maintenance

Each year, the Company will evaluate all of our suppliers and rate them based on price, lead time, delivery cycle, delivery quality, professional quality, after-sales service capability and other factors. Based on the rating results, we will classify them into different levels and carry out classified management. For suppliers with lower ratings, we will request that they rectify issues immediately, reduce the number of products and services we purchase from them, and continuously inspect their rectification measures. For suppliers who violate the provisions of the *Integrity Agreement* in cooperation, or whose annual evaluation is disqualifying (i.e. we determine rectification is not suitable or possible after verifying the problems), we will immediately terminate the cooperation and add them to our "Blacklist".

The Company prioritizes environmental protection as one of its most important criteria for supplier rating, and pays close attention to whether suppliers employ green practices. We verify suppliers' environmental protection qualification certificates, such as the ISO14001 environmental management system certificate, the CQC China environmental protection product certificate, and the GREENGUARD environmental protection certificate, among others. We also designate suppliers who uphold green concepts with "green marks" and, increase our proportion of procurement from such suppliers, while promoting green business concepts to suppliers who have not yet obtained "green marks." By the end of 2022, suppliers with "green marks" accounted for 15% of our total suppliers.

Leasing Green Data Centers

The construction of data centers in China with features including large total volume, high energy consumption, and a high proportion of annual power consumption, which have great potential for energy conservation, emission reduction and resource utilization, are vital to the Company's green value chain. Adhering to the green sustainable development concept of energy conservation and environmental protection, we pay close attention to the environmental protection attributes of data center suppliers, require green data center certification as a necessary consideration in the bidding process when selecting data center suppliers and give priority to leasing green and efficient data centers. Since 2017, the average annual PUE of our leased data centers has been steadily decreasing, and in 2022, the average annual PUE of our leased green data centers in Beijing offices was less than 1.3.

We ensure our leased data centers have assigned dedicated energy management teams to regularly assess and analyze equipment operations as well as develop and implement energy conservation initiatives. We prioritize the leasing of data centers with green building design concepts and low energy consumption. While taking full advantage of natural wind and other geographic conditions, our leased data centers are outfitted with energy-efficient equipment such as precision air conditioners (EC fans), variable frequency water pumps, high-efficiency UPS, integrated humidifiers and dehumidifiers, and energy-saving LED lights. What's more, our leased data centers have also applied a variety of advanced energy-saving technologies such as liquid cooling, integrated cooling-heating-power supply and waste heat recovery, comprehensively improving the efficiency of cooling and energy transmission while minimizing greenhouse gas emissions caused by traditional fossil energy consumption.

We closely observe the adoption of renewable energy in our data centers, actively working with data center parties that use a high percentage of it. We also advocate for our partnerships to participate in projects like distributed power generation to further reduce greenhouse gas emissions in our value chain.

Furthermore, we recognize that the green operation model, which incorporates intelligent technologies and energy-saving measures, is critical to the energy efficiency performance of data centers. Thus, we have identified and leased data centers outfitted with an intelligent digital management platform that allows them to control the energy consumption of their energy-using equipment in a real-time, accurate and systematic manner. The platform can monitor energy consumption in real-time and adjust it intelligently instantaneously to minimize unnecessary energy consumption.

 

Plate heat exchangers and cooling tower for the cooling system

 

Energy-saving and environmentally friendly power facilities




Cold aisle closure system

Purchasing Green Electronic Equipment

We will continue monitoring the environmental performance of our electronics suppliers and encourage more procurement of servers and network equipment with energy-saving and environmental certificates. In addition, we have included the energy consumption condition in our procurement evaluation and will purchase electronic equipment with low energy consumption and high efficiency as much as possible in order to reduce unnecessary energy consumption generated by their operation.



中国环境标志产品认证证书
证书编号：CEC2018ELP08400308
委托人
戴尔（中国）有限公司
地址：福建省厦门火炬高新区信息光电园金尚路2388号
生产者
戴尔（中国）有限公司
地址：福建省厦门火炬高新区信息光电园金尚路2388号
生产企业
戴尔（中国）有限公司
地址：福建省厦门火炬高新区信息光电园金尚路2388号
认证标准
中华人民共和国环境保护行业标准
HJ2507-2011《环境标志产品技术要求 网络服务器》
认证单元
机架式服务器（2路）
产品名称、商标/品牌、型号
详见证书附件
上述产品符合中国环境标志产品认证实施规则ECC-1017EL-A/0的要求，特发此证。
认证模式：初始工厂检查+型式检验+获证后的监督
本证书的有效性依据发证机构的监督获得保持，可通过扫描左下方二维码确认。
发证日期：
有效期至：
换证日期：
授权机构：中华人民共和国生态环境部
签发人：
中环联合（北京）认证中心有限公司
中国·北京·朝阳区育慧南路1号100029
http://www.mepcec.com
本机构已通过全球环境标志国际合作体系（GENICES）评审



产品认证证书
中国节能认证
证书编号：CQC16701153975
发证日期：2022年09月08日
有效期至：2024年10月14日

委托人名称及注册地址	新华三技术有限公司 杭州市滨江区长河路466号
品牌	H3C
制造商名称及注册地址	新华三技术有限公司 杭州市滨江区长河路466号
生产企业名称及生产地址	深圳市菲菱科思通信技术股份有限公司 深圳市宝安区福永街道（福园一路西侧）润恒工业厂区3#&6#厂房
产品名称和系列、规格、型号	以太网交换机 H3C S5130S-52P-EI、H3C T6230-52P：100-240Vac，50/60Hz，2.0A
产品标准和技术要求	CQC3140-2019
认证模式	产品检验+初始工厂检查+获证后监督

上述产品符合CQC31-452422-2019认证规则的要求，特此发证。
本证书为变更证书，证书首次颁发日期：2016年10月18日
证书有效期内本证书的有效性依据发证机构的定期监督获得保持。
可通过扫描下方二维码或登录国家认监委网站（www.cnca.gov.cn）查验证书信息
签发：
中国质量认证中心
http://www.cqc.com.cn 中国·北京·南四环西路188号9区 100070 电话：+86 10 83886666

Energy conservation and environmental certification of the servers and switches we purchased

Delivering
Community Care



We attach great importance to corporate social responsibility and integrate the concept of "Promoting individual development with the power of science and technology" into the Company's development strategy, combining industrial advantages with community public welfare. To establish good communication and a service mechanism with the community, we built a closed-loop work system including investigation and analysis of demands, project development and strategy design, objective and process management, outcome evaluation and reanalysis. We also prepared and implemented Management Regulations on Public Welfare Projects of Shanghai Zhipin Foundation and other rules and regulations.

We established Shanghai Zhipin Foundation in 2022, established the *Foundation's Bylaws* and always adhere to the goal of harmonious development, engaging in poverty alleviation through the power of philanthropy, contributing to common prosperity. To take overall consideration of social responsibilities, we set up social responsibility teams in Public Affairs Department, School Affairs Department, Business Department, Product Center, Security Center, Content Center, and Documentary Center to coordinate the public welfare foundation and manage community philanthropy. Additionally, we established a resource library for community philanthropy, including competent authorities, professional societies and associations, media and think tanks, enduring the scientific character and impact of philanthropy programs.

In 2022, we focused on four philanthropy areas including employment services for the underserved, ecological environmental protection, disaster relief and assistance, and the cultivation of film and television talents. The total amount of charitable donations reached RMB11.9 million.



"Job Awaits for You" non-profit activity

Employment Services for the Underserved

We actively take the social responsibilities of a corporate citizen. Through customized job-seeking services, non-profit live streaming, non-profit training sessions and specific protective programs, we shall minimize obstacles and prejudices confronted by the underserved in job-seeking, offer more job opportunities to the vulnerable groups and provide more efficient and convenient services.

Employment Services for People with Disabilities

In 2022, the Company was invited to the seminar on drafting group standards of *Human Resources Specification for Proportional Employment of Persons with Disabilities,* offering advice and suggestions for high-quality employment of persons with disabilities.

To lessen the prejudice against persons with disabilities and provide them with more convenient and efficient services, the Company continuously optimizes product functions and algorithmic strategies. In January 2022, BOSS Zhipin App launched the first version of the "barrier-free job-seeking function", which aims to promote effective communication between the job seeker and enterprise user and lessen related prejudice. In April 2022, the "Barrier-free Job-seeking Service Program for Persons with Disabilities" was jointly issued by the Company and the China Disabled Persons' Federation Employment Service and Administration Center. The Program optimizes products and algorithms targeting three main problems faced by persons with disabilities in job seeking: "fewer job opportunities, tough employment situations and employment discrimination". A new page of philanthropy programs for persons with disabilities was added in the App to share employment-related cases and policies for persons with

disabilities; positions specialized for persons with disabilities were added to the list to provide more positions information to persons with disabilities in job seeking; intelligent technology was updated to monitor and regulate the supply and demand of positions specialized for persons with disabilities in the city in real-time.

To offer more job opportunities for persons with disabilities and lower the communication costs between job seeking persons with disabilities and enterprise users, we actively carried out relevant non-profit live streaming to encourage enterprises to provide great jobs for persons with disabilities. In 2022, we organized a total of 17 "Firefly Plan for Helping Persons with Disabilities" non-profit live streaming, providing over 1,400 jobs for persons with disabilities. We also hired a sign language interpreter for persons with hearing disabilities at the same time and received more than 1,000 resumes of persons with disabilities in the "Job Awaits for You" non-profit live streaming for job-seeking. In addition, we also released the "Annual List of Enterprises Most Supportive of the Employment of Persons with Disabilities" and the "Hot List of 'Firefly Plan for Helping Persons with Disabilities' in the Live Streaming Channel" to encourage enterprises to actively carry out actions to

help persons with disabilities. In 2022, we served a total of 121,000 persons with disabilities in job seeking, of which about 19,000 were graduates of Class 2022 and Class 2021, accounting for about 16% of the total persons with disabilities in job seeking. Meanwhile, we also encouraged and guided 48,000 enterprises from 332 cities across the country to post 57,000 jobs for persons with disabilities.


2022年｜BOSS直聘
最支持残疾人就业
雇主榜单
中国残疾人就业创业网络服务平台 · BOSS直聘
2 滴滴
1 朴朴
3 鸿联九五
4 盒马鲜生
5 滴滴出行
6 胜宇浩广告
7 德邦快递
8 泰盈科技集团
9 麦当劳
10 叮咚买菜


2022年
BOSS直聘萤火助残
直播间爱才热力榜
2 莺飞影业
1 上海恒成
3 极最健康科技
4 麦当劳-浙江
5 鸿联九五
6 聚盟科技
7 上海维音
8 深圳领信特科技
9 朴朴
10 PayPal

“Annual List of Enterprises Most Supportive of the Employment of Persons with Disabilities” and “Hot List of ‘Firefly Plan for Helping Persons with Disabilities' in the Live Streaming Channel”

Re-employment of Ex-servicemen

The Company actively responds to the national call to support the employment and entrepreneurship of ex-servicemen and continues to provide job opportunities for ex-servicemen. By the end of 2022, we have recruited more than 100 ex-servicemen. In addition, we held more than 20 targeted employment training sessions for ex-servicemen for free employment knowledge and skill training.

Employment Support and Protection for Women

To reduce gender-based discrimination in job seeking and support women's career development, we held special recruitment sessions to optimize the protection of job seeking services for women. In March 2022, we jointly held "'Live Life to the Fullest with My Dream' - Employment Session for Female College Students under National Employment Campaign" with All-China Women's Federation, where there was posted 313 positions from 32 enterprises, attracted 27,000 viewers, and received a total of over 3,100 resumes. Additionally, we introduced the "Guarantee with Reassurance" plan, which covers a full course of follow-up service for job seekers, such as guaranteeing provided services, interviews, new positions, and salaries. Based on the above services, we formulated inclusive protection strategies for female job seekers to safeguard their rights and interests.


共 同 主 办
中央广播电视总台 全国妇联 教育部
不负韶华
国聘行动
女大学生就业专场
不负韶华
奋斗有我
5G
央视频
国聘
IGUOPIN

The campaign poster for "Live Life to the Fullest with My Dream - Employment Session for Female College Students under National Employment Campaign"

Ecological Environmental Protection

The Company actively responds to the national call to promote the development of ecological culture and pursue sustainable development. In 2022, we launched the "Zhizhi Charity" campaign and carried out theme-based actions to protect the ecological environment and biodiversity in collaboration with Sanjiangyuan Ecological Protection Fund, Sanjiangyuan National Park, and Shenzhen Mangrove Foundation.

Glacier Protection in Sanjiangyuan Water Source

In January 2022, "An offer from Sanjiangyuan National Park" - a glacier protection campaign in Sanjiangyuan water source was jointly launched by "Zhizhi Charity", Sanjiangyuan Ecological Protection Fund and Sanjiangyuan National Park. A card game called "Cloud Patrol Journey in Sanjiangyuan" was released in the App, and users were invited to experience the work of patrols through their phones. Each time the user encounters a "magical resident" during the patrol, he/she will accumulate an amount to be donated for the Sanjiangyuan National Park. Ultimately, "Zhizhi Charity" is responsible for converting these game points into public welfare funds and investing in Sanjiangyuan. We also invited netizens to be the "cloud patrol" of Sanjiangyuan National Park. A total of 18 Weibo Key Opinion Leaders (KOL), 4 actors, 6 athletes, and hundreds of committed individuals were involved in jointly protecting glaciers' water sources and biodiversity.


来自三江源国家公园的offer
演员潘粤明题
直直公益
三江源国家公园
BOSS直聘
保利商业
爱回收
唱吧
RE:CIPE 玥之秘
WAVES
超级星饭团 SUPREFANS
楼氏集团 The legend of MCN

Campaign poster for "An offer from Sanjiangyuan National Park"

Protection of Plateau Forest

On March 21st, 2022, the “Plant A Tree in Plateau Forest” non-profit campaign was jointly launched by “Zhizhi Charity”, Sanjiangyuan Ecological Protection Fund, and Sanjiangyuan National Park. We conducted an offline voluntary tree-planting campaign and planted 3,000 apricot trees in Guide County, Qinghai Province, with an average altitude of 2,200 meters, bringing greenery to the plateau region. By cooperating with the national IP *Boonic Bears*, we created environmental animated short film series - *Boonic Bears - World Forest Day*, calling on everyone to be part of the protection of trees and forests in a vivid and harmonious way. Moreover, we invited celebrities to speak out for the campaign as ambassadors for the protection of plateau forests, increasing the influence of the campaign.


“我为江源添份绿”——黄河上游边都滩千亩生态经济林营造项目启动仪式
“我为高原种棵树”公益活动
三江源生态保护基金会
BOSS直聘（直直公益）
三江源国家公园管理局

“Plant A Tree in Plateau Forest”


我为高原
种棵树

Wildlife Protection

In July 2022, the "Distance Helps Everything Enjoy Breathing Freely" charity initiative was jointly launched by "Zhizhi Charity" and Sanjiangyuan Ecological Protection Fund, calling on the public to "keep a distance from everything on the plateau, and breathe together with the Sanjiangyuan ecology". We invited 26 well-known artists and walked 7 wildlife parks and 3 natural reserves during 8-hour slow-paced live streaming. A documentary – *All Things Cute – Stories in Zoo*, was made to advocate the harmonious coexistence of humans and animals.

Endangered Species Protection

On 4 October 2022, the "Guarding the living sound of the earth" charity campaign was jointly launched by "Zhizhi Charity" and Shenzhen Mangrove Foundation. We invited celebrities to record videos and held an offline charity exhibition of "Endless Voices", calling on endangered species protection. This campaign on Weibo attracted over 50 million views and more than 250,000 interactions, and the topic ranked first on the most searched hashtags.

Low-Carbon Lifestyle Initiative

In October 2022, the "Create Harmonious Coexistence with Low-Carbon Lifestyle" charity initiative was jointly launched by "Zhizhi Charity" and Sanjiangyuan Ecological Protection Fund. We invited celebrities to speak out for the campaign by sharing low-carbon tips in daily life and advocating a new low-carbon lifestyle.


生声不息
10月4日
世界动物日
聆听灭绝动物故事，
拯救极危物种生命
ELLE

Poster for "Guarding the living sound of the earth" charity campaign

Disaster Relief

We actively take up our social responsibility and support residents in disaster-affected areas, caught up in the difficulties brought on by the disasters. In September 2022, Shanghai Zhipin Fund donated RMB2 million in emergency disaster relief funding following the "9.5 Luding Earthquake" which was used specifically for earthquake disaster emergency rescue, assistance to disaster-stricken groups, and post-disaster reconstruction of school buildings.

Moreover, we remained focused on the COVID-19 pandemic, combatting the pandemic by working together and providing assistance to local epidemic prevention and control. On March 9th, 2022, the Company donated RMB1.5 million worth of epidemic prevention and control supplies to Beijing Taiyanggong Regional Offices, Taiyanggong Community Health Service Center, and Taiyanggong Police Station.

Assistance to the Cultivation of Film and Television Talents

In January 2022, the Company launched "ReelFocus Real Video Project" and sent video-making invitations to young movie and video creators at domestic and overseas universities. By looking for and supporting outstanding up-and-coming filmmakers, we can bring new blood to the Chinese film industry and escort the growth from student directors to professional directors. Meanwhile, to respond to decisions and arrangements made by the CPC Central Committee and State Council - promoting the employment of college graduates by "keeping employment stable" and "ensuring employment", we launched ReelFocus Film and Television Talent Development Program and posted film and television related positions to college graduates with all forces, helping college students to get employed.

Appendix: HKEx ESG Reporting Guide Index Table

Subject Areas, Aspects, General Disclosures and KPIs		Correspondent Chapters
Mandatory Disclosure Requirements		
Governance Structure	A statement from the Board containing the following elements: (i) a disclosure of the Board's oversight of ESG issues; (ii) the Board's ESG management approach and strategy, including the process used to evaluate, prioritize and manage material ESG-related issues (including risks to the issuer's businesses); and (iii) how the Board reviews progress made against ESG-related goals and targets with an explanation of how they relate to the issuer's businesses.	Board Statement
Reporting Principles	A description of, or an explanation of, the application of the following Reporting Principles in the preparation of the ESG report: Materiality: The ESG report should disclose: (i) the process to identify and the criteria for the selection of material ESG factors; (ii) if a stakeholder engagement is conducted, a description of significant stakeholders identified, and the process and results of the issuer's stakeholder engagement.	Reporting Principles

Subject Areas, Aspects, General Disclosures and KPIs		Correspondent Chapters
	Quantitative: Information on the standards, methodologies, assumptions and/or calculation tools used and source of conversion factors used, for the reporting of emissions/energy consumption (where applicable) should be disclosed. Consistency: In the ESG report, the issuer should disclose any changes to the methods or KPIs used or any other relevant factors affecting a meaningful comparison.	
Reporting Boundaries	A narrative explaining the reporting boundaries of the ESG report and describing the process used to identify which entities or operations are included in the ESG report. If there is a change in the scope, the issuer should explain the difference and reason for the change.	Reporting Scope
"Comply or explain" Provisions		
A. Environmental		
A1 Emissions		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous wast	Practicing Green Development Promoting Green Office Tackling Climate Change
KPI A1.1	The types of emissions and respective emissions data.	Practicing Green Development Tackling Climate Change

Subject Areas, Aspects, General Disclosures and KPIs		Correspondent Chapters
KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Practicing Green Development Tackling Climate Change
KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Practicing Green Development Tackling Climate Change
KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Practicing Green Development Tackling Climate Change
KPI A1.5	Description of emission target(s) set and steps taken to achieve them.	Practicing Green Development Promoting Green Office
KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Practicing Green Development Promoting Green Office
A2 Use of Resources		
General Disclosure	Policies on the efficient use of resources, including energy, water, and other raw materials.	Practicing Green Development Promoting Green Office Tackling Climate Change
KPI A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	Practicing Green Development Tackling Climate Change
KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Practicing Green Development Tackling Climate Change

Subject Areas, Aspects, General Disclosures and KPIs		Correspondent Chapters
KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Practicing Green Development Promoting Green Office
KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Practicing Green Development Promoting Green Office
KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	The business attribute does not involve the use of packaging materials
A3 The Environment and Natural Resources		
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources.	Practicing Green Development
KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Practicing Green Development Creating Green Products Promoting Green Office
A4 Climate Change		
General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	Practicing Green Development Tackling Climate Change
KPI A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	Practicing Green Development Tackling Climate Change
B. Social		
Employment and Labour Practices		

Subject Areas, Aspects, General Disclosures and KPIs		Correspondent Chapters
B1:Employment		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment, and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Developing Together with Our Employees Insisting on Diversity and Equality Guaranteed Compensation and Benefits
KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Insisting on Diversity and Equality
KPI B1.2	Employee turnover rate by gender, age group and geographical region.	Insisting on Diversity and Equality
B2 Health and Safety		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Developing Together with Our Employees Protecting Health and Safety
KPI B2.1	Number and rate of work-related fatalities that occurred in each of the past three years, including the reporting year.	Protecting Health and Safety
KPI B2.2	Lost days due to work injury.	Protecting Health and Safety
KPI B2.3	Description of occupational health and safety measures adopted and how they are implemented and monitored.	Protecting Health and Safety

Subject Areas, Aspects, General Disclosures and KPIs		Correspondent Chapters
B3 Development and Training		
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Developing Together with Our Employees Supporting Talent Cultivation and Development
KPI B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Supporting Talent Cultivation and Development
KPI B3.2	The average training hours completed per employee by gender and employee category.	Supporting Talent Cultivation and Development
B4 Labour Standards		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labor.	Developing Together with Our Employees Insisting on Diversity and Equality
KPI B4.1	Description of measures to review employment practices to avoid child and forced labor.	Insisting on Diversity and Equality
KPI B4.2	Description of steps taken to eliminate such practices when discovered.	Insisting on Diversity and Equality
Operating Practices		
B5 Supply Chain Management		
General Disclosure	Policies on managing environmental and social risks of the supply chain.	Building a Sustainable Supply Chain
KPI B5.1	Number of suppliers by geographical region.	Building a Sustainable Supply Chain

Subject Areas, Aspects, General Disclosures and KPIs		Correspondent Chapters
KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Supplier Access and Engagement
KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain and how they are implemented and monitored.	Supplier Access and Engagement Supplier Evaluation and Maintenance
KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers and how they are implemented and monitored.	Building a Sustainable Supply Chain
B6 Product Responsibility		
General Disclosure	Information on: (a)　the policies; and (b)　compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labeling and privacy matters relating to products and services provided and methods of redress.	Product and Service Optimization
KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	No significant relevance to the Company's business
KPI B6.2	Number of products and service-related complaints received and how they are dealt with.	Optimizing User Services
KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	Intellectual Property Management
KPI B6.4	Description of quality assurance process and recall procedures.	Product and Service Upgrade

Subject Areas, Aspects, General Disclosures and KPIs		Correspondent Chapters
KPI B6.5	Description of consumer data protection and privacy policies and how they are implemented and monitored.	Network Security and Privacy Protection
B7 Anti-corruption		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	Practicing Business Ethics
KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Practicing Business Ethics
KPI B7.2	Description of preventive measures and whistle-blowing procedures and how they are implemented and monitored.	Practicing Business Ethics
KPI B7.3	Description of anti-corruption training provided to directors and staff.	Practicing Business Ethics
Community		
B8 Community Investment		
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Delivering Community Care
KPI B8.1	Focus areas of contribution (e.g. education, environmental concerns, labor needs, health, culture, and sport).	Delivering Community Care

Subject Areas, Aspects, General Disclosures and KPIs		Correspondent Chapters
KPI B8.2	Resources contributed (e.g. money or time) to the focus area.	Delivering Community Care

